  As filed with the Securities and Exchange Commission on March 31, 1998



                                                               File No. 70-09159
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                           -------------------------

                              AMENDMENT NO. 3 TO
                              ------------------

                       FORM U-1 APPLICATION-DECLARATION

                                     UNDER

                THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                        -------------------------------

                               LG&E Energy Corp.
                             220 West Main Street
                                P.O. Box 32030
                          Louisville, Kentucky  40232

                    (Name of company filing this statement
                  and address of principal executive offices)

                                     None

                (Name of top registered holding company parent)

John R. McCall                                        George S. Brooks, II
Executive Vice President,                             General Counsel and
General Counsel and Secretary                         Corporate Secretary
LG&E Energy Corp.                                     KU Energy Corporation
220 West Main Street                                  One Quality Street
Louisville, Kentucky 40232                            Lexington, Kentucky 40507

                  (Name and addresses of agents for service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application-Declaration to:

Peter D. Clarke                                       Robert A. Yolles
Gardner, Carton & Douglas                             Jones, Day, Reavis & Pogue
321 North Clark Street, Suite 3400                    77 West Wacker Drive
Chicago, Illinois 60610                               Chicago, Illinois 60601

                               TABLE OF CONTENTS

Item 1.   Description of Proposed Transaction .............................   1

     A.   Introduction ....................................................   1
          1.   General Request and Overview of Transaction ................   2

     B.   Description of the Parties to the Transaction ...................   3
          1.   General Description ........................................   3
               (a)  LG&E Energy ...........................................   3
               (b)  KU Energy .............................................   6
          2.   Description of Energy Sales and Facilities .................   8
               (a)  LG&E ..................................................   8
                    (i)    Energy Sales ...................................   8
                    (ii)   Electric Generating Facilities .................   9
                    (iii)  Electric Transmission and Other Facilities .....   9
                    (iv)   Fuel Sources ...................................  10
                    (v)    Gas Facilities .................................  10
               (b)  Kentucky Utilities ....................................  10
                    (i)    Energy Sales ...................................  10
                    (ii)   Electric Generating Facilities .................  10
                    (iii)  Electric Transmission and Other Facilities .....  12
                    (iv)   Fuel Sources ...................................  12
          3.   Electric Coordination ......................................  12
          4.   Non-Utility Interests of LG&E Energy and KU Energy .........  14
               (a)  LG&E Energy ...........................................  14
               (b)  KU Energy .............................................  15

     C.   Description of Transaction and Statement as to Consideration ....  15
          1.   Background .................................................  15
          2.   Merger Agreement ...........................................  22
          3.   Management of LG&E Energy following the Transaction ........  23
          4.   Related Agreements .........................................  23

Item 2.   Fees, Commissions and Expenses ..................................  23

Item 3.   Applicable Statutory Provisions .................................  24

     A.   Section 10(b) ...................................................  26
          1.   Section 10(b)(1) ...........................................  26
               (a)  Interlocking Relations ................................  26
               (b)  Concentration of Control ..............................  26
          2.   Section 10(b)(2) ...........................................  29
               (a)  Reasonableness of Consideration .......................  30
               (b)  Reasonableness of Fees ................................  31

          3.   Section 10(b)(3) ...........................................  34

     B.   Section 10(c) ...................................................  37
          1.   Section 10(c)(1) ...........................................  37
               (a)  Compliance With Section 8 .............................  37
               (b)  No Detriment to the Carrying Out of Section 11 ........  37
          2.   Section 10 (c)(2) ..........................................  41
               (a)  Efficiencies and Economies ............................  41
               (b)  Integrated Public Utility System ......................  44
                    (i)   Electric System .................................  44
                    (ii)  Gas Utility System ..............................  47

     C.   Section 10(f) ...................................................  48

     D.   Section 3(a)(1) .................................................  48

     E.   Section 3(a)(2) .................................................  50

Item 4.   Regulatory Approvals ............................................  50

     A.   Antitrust .......................................................  50

     B.   Federal Power Act ...............................................  51

     C.   State Public Utility Regulation .................................  51

Item 5.  Procedure ........................................................  53

Item 6.  Exhibits and Financial Statements ................................  53

     A.   Exhibits ........................................................  53

     B.   Financial Statements ............................................  55

Item 7.  Information as to Environmental Effects ..........................  57

Item 1.   Description of Proposed Transaction

A.   Introduction

     This Application-Declaration seeks approval of the Securities and Exchange Commission (the "Commission") relating to the proposed merger of KU Energy Corporation, a Kentucky corporation ("KU Energy"), into LG&E Energy Corp., a Kentucky corporation ("LG&E Energy"), with LG&E Energy as the survivor (the "Transaction"). LG&E Energy is currently an exempt holding company pursuant to
Section 3(a)(1) of the Public Utility Holding Company Act of 1935 (the "Act") and owns all of the common stock of Louisville Gas and Electric Company, a Kentucky corporation ("LG&E"), which is an electric utility company and a gas utility company under the Act. LG&E owns 4.9% of the common stock of Ohio Valley Electric Corporation ("OVEC"), which in turn owns all of the common stock of Indiana-Kentucky Electric Corp. ("IKEC"). Both OVEC and IKEC are electric utilities under the Act. KU Energy is also an exempt holding company pursuant to
Section 3(a)(1) of the Act and owns all of the common stock of Kentucky Utilities Company, a Kentucky and Virginia corporation ("Kentucky Utilities"), an electric utility company under the Act. Kentucky Utilities owns 20% of the common stock of Electric Energy Inc. ("EEI"), which also is an electric utility company under the Act, and 2.5% of the common stock of OVEC.

     The Transaction is expected to produce substantial benefits to the public, investors and consumers and will meet all applicable standards of the Act. Among other things, LG&E Energy and KU Energy believe that the Transaction offers significant strategic and financial benefits to each company and to their respective shareholders, as well as to their employees, customers and the communities in which they do business. In this regard, LG&E Energy and KU Energy believe that synergies created by the Transaction will generate substantial cost savings which would not be available absent the Transaction. LG&E Energy and KU Energy have estimated the dollar value of certain synergies from the Transaction to be approximately $680 million in non-fuel savings, net of costs to achieve, over a 10-year period. The expected Transaction benefits are discussed in detail in Item 3.B.2(a) below.

     The Transaction has been approved by the shareholders of LG&E Energy and KU Energy, with more than 95% of the votes cast at each meeting voting in favor of the Transaction. The Transaction was approved by the Kentucky Public Service Commission (the "Kentucky Commission") on September 12, 1997, which, among other things, found that the Transaction is in accordance with law, for a proper purpose and consistent with the public interest. The Transaction was also approved by the Virginia State Corporation Commission (the "Virginia Commission") on January 20, 1998. On March 27, 1998, the Federal Energy Regulatory Commission (the "FERC") issued its order approving the Transaction without further investigation. Various aspects of the Transaction are also subject to the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") which should have expired at midnight on March 27, 1998. A filing with the Tennessee Regulatory Authority (the "Tennessee Commission") advising it of the Transaction was made on October 21, 1997. In addition, LG&E and Kentucky Utilities possess various franchises, permits and licenses granted by local and state authorities that may need to be renewed or replaced as a result of the Transaction. Apart from the approval of the Commission under the Act, the foregoing approvals are the only governmental approvals required for the Transaction. In order to permit timely consummation of the Transaction and the realization of the substantial benefits it is expected to produce, LG&E Energy requests that the Commission's review of this Application-Declaration commence and proceed as expeditiously as practicable.

     1.   General Request and Overview of Transaction

     Pursuant to Section 9(a)(2) and Section 10 of the Act, LG&E Energy requests that the Commission: (i) authorize the direct and indirect acquisition by LG&E Energy pursuant to the Transaction described herein of all of the issued and outstanding common stock of Kentucky Utilities, 20% of the issued and outstanding stock of EEI and 2.5% of OVEC (which, in turn, owns all of the common stock of IKEC), and (ii) grant such other authorizations as may be necessary in connection therewith. LG&E Energy also requests (i) an order under
Section 3(a)(1) of the Act declaring it exempt from all provisions of the Act except Section 9(a)(2) following consummation of the Transaction and (ii) an order under Section 3(a)(2) of the Act declaring Kentucky Utilities, as a holding company, exempt from all provisions of the Act except Section 9(a)(2) after consummation of the Transaction.

     LG&E Energy and KU Energy have entered into an Agreement and Plan of Merger, dated May 20, 1997 (the "Merger Agreement"), whereby KU Energy will be merged into LG&E Energy with LG&E Energy as the surviving corporation. A copy of the Merger Agreement is incorporated by reference as Exhibit B-1. Pursuant to the Merger Agreement, upon effectiveness of the Transaction, each issued and outstanding share of common stock, no par value, of KU Energy ("KU Energy Common Stock") (except shares held by KU Energy shareholders who perfect dissenters' rights with respect thereto ("KU Energy Dissenting Shares")), together with associated stock purchase rights, will be canceled and converted into 1.67 shares (the "Exchange Ratio") of common stock, without par value, of LG&E Energy ("LG&E Energy Common Stock"), together with associated stock purchase rights. Each issued and outstanding share of LG&E Energy Common Stock (except shares held by LG&E Energy shareholders who perfect dissenters' rights with respect thereto ("LG&E Energy Dissenting Shares")) will remain outstanding, unchanged, as one share of LG&E Energy Common Stock.

     Upon completion of the Transaction, LG&E Energy will directly own LG&E, a combination electric and gas public utility company, and Kentucky Utilities, an electric public utility company. LG&E Energy also will own indirectly LG&E's 4.9% interest in OVEC, Kentucky Utilities' 2.5% interest in OVEC, and Kentucky Utilities' 20% interest in EEI. As stated above, both OVEC and EEI are electric public utility companies under the Act.

     Upon consummation of the Transaction, LG&E Energy in addition to owning LG&E, Kentucky Utilities and their respective interests in OVEC and EEI, will continue to own all of its existing non-utility subsidiaries and will acquire all of the outstanding capital stock of the non-utility subsidiaries of KU Energy. See Exhibit E-10 for the corporate structure to be in effect upon consummation of the Transaction.

B.   Description of the Parties to the Transaction

     1.   General Description

          (a)  LG&E Energy

     LG&E Energy was incorporated under the laws of the Commonwealth of Kentucky in 1989. It is a holding company exempt from regulation by the Commission under the Act (except for Section 9(a)(2) thereof) pursuant to Section 3(a)(1) of the Act. LG&E Energy claims its exemption pursuant to annual filings in accordance with Rule 2 under the Act.

     LG&E Energy owns all of the outstanding common stock of LG&E, a Kentucky corporation, which is a public-utility company under the Act. Maps of the electric and gas service areas of LG&E are filed as Exhibits E-3 and E-5.

     LG&E is engaged primarily in the generation, transmission and distribution of electricity to approximately 351,000 customers in Louisville and adjacent areas in Kentucky. LG&E's service area covers approximately 700 square miles in 17 counties in Kentucky and has an estimated population of 800,000. LG&E also purchases, distributes and sells natural gas to approximately 277,000 customers within this service area and in limited additional areas. Included within LG&E's service area is the Fort Knox Military Reservation, to which LG&E transports gas and provides electric service, but which maintains its own distribution systems.

     Retail sales rates, services and other aspects of LG&E's electric and gas retail operations are subject to the jurisdiction of the Kentucky Commission. The Kentucky Commission also possesses regulatory authority over aspects of LG&E's financial activities including security issuances, property transfers when the asset value is in excess of $100,000, and mergers with other utilities.

     Wholesale rates for electric energy sold in interstate commerce, wheeling rates for energy transmission in interstate commerce, and certain other activities of LG&E (including its hydro-electric facilities) are subject to the jurisdiction of the FERC.

     LG&E owns 4.9% of the common stock of OVEC, which has one wholly-owned subsidiary, IKEC. OVEC and IKEC were organized in 1952 by LG&E and other public utilities to supply the entire power requirements of the U.S. Department of Energy's gaseous diffusion plant in Pike County, Ohio, north of Portsmouth. OVEC owns a 1,075 Megawatt ("Mw") generating station near Cheshire, Ohio and IKEC owns a 1,290 Mw generating station at Madison, Indiana. All of the electricity sold by OVEC and IKEC is sold either to the U.S. Department of Energy or to the owners (or their subsidiaries, all of which are utility companies) of the stock of OVEC. OVEC and IKEC do not sell electricity to private consumers and do not have any securities outstanding in the hands of the public. For each of the three years in the period ended December 31, 1996, LG&E derived less than 0.16% of its net income from its share of the earnings of OVEC. See, e.g., In the Matter of Ohio Valley Electric Corporation, et al., Holding Co. Act Release No. 11578, 34 S.E.C. 323 (Nov. 7, 1952).

     In addition, as discussed in more detail under Item 1.B.4(a) below, LG&E Energy and certain non-utility affiliates have entered into a Joint Plan of Reorganization with Big Rivers Electric Corporation ("Big Rivers") that provides for the 25-year lease by LG&E Energy affiliates of Big Rivers' generation facilities and other arrangements between Big Rivers and LG&E Energy affiliates for the operation of those facilities and the purchase of electricity therefrom. Big Rivers' generation facilities will be dispatched separately from those of LG&E and Kentucky Utilities, and Big Rivers' transmission facilities will not be owned, leased or controlled by LG&E or Kentucky Utilities.

     While LG&E is currently the only subsidiary of LG&E Energy that is a public-utility company under the Act, LG&E Energy has two other directly-owned subsidiaries, LG&E Energy Foundation, Inc. ("LG&E Energy Foundation") and LG&E Capital Corp. ("LG&E Capital"). LG&E Energy Foundation is a tax-exempt charitable foundation that makes charitable contributions to qualified entities. LG&E Capital, through various subsidiaries and joint ventures, is involved in numerous non-utility, energy-related businesses. The activities of these subsidiaries are more fully described under Item 1.B.4(a) below. For the year-ended December 31, 1996, approximately 77% of LG&E Energy's consolidated operating revenues and 14% of its consolidated net income were derived from the non-utility businesses. As of December 31, 1996, approximately 33% of LG&E Energy's consolidated assets were invested in non-utility businesses. For the twelve months ended September 30, 1997, approximately 81% of LG&E Energy's consolidated operating revenues and 6% of its consolidated net income were derived from non-utility businesses. As of September 30, 1997, approximately 37% of LG&E Energy's consolidated assets were invested in non-utility businesses.

          LG&E Energy's Common Stock is listed on the New York Stock Exchange, Inc. ("NYSE") and the Chicago Stock Exchange. As of September 30, 1997, there were 66,525,636 shares of LG&E Energy Common Stock outstanding. LG&E Energy has no preferred stock outstanding. As of September 30, 1997, there was a total of 1,610,287 shares of LG&E preferred stock outstanding, under three separate series. LG&E's outstanding preferred stock will not be affected by the Transaction. LG&E Energy's and LG&E's principal executive office is located at 220 West Main Street, Louisville, Kentucky 40202. Copies of the Articles of Incorporation of LG&E Energy and LG&E are incorporated by reference as Exhibit A-1 and Exhibit A-2.

On a consolidated basis, LG&E Energy's operating revenues and operating income for the twelve months ended December 31, 1996, were $3.589 billion and $211 million, respectively, consisting of the following (before intercompany eliminations):

                                ($ in millions)

                         Operating             Operating
                         Revenues               Income
                         ---------             ---------
LG&E
  Electric                  $  607                  $193
  Gas                          214                    18

LG&E Capital                 2,768                    16

Consolidated assets of LG&E Energy and its subsidiaries as of December 31, 1996 were approximately $3.012 billion, consisting of $1.449 billion in net electric utility property, plant and equipment; $237 million in net gas utility property, plant and equipment; and $1.326 billion in other corporate assets.

On a consolidated basis, LG&E Energy's unaudited operating revenue and operating income for the twelve months ended September 30, 1997, were $4.264 billion and $197 million, respectively, consisting of the following (before intercompany eliminations):

                                ($ in millions)

                         Operating             Operating
                         Revenues               Income
                         ---------             ---------

LG&E
  Electric                  $  600                  $183
  Gas                          224                    14

LG&E Capital                 3,440                    16

Unaudited consolidated assets of LG&E Energy and its subsidiaries as of September 30, 1997, were approximately $3.248 billion, consisting of $1.441 billion in net electric utility property, plant and equipment; $247 million in net gas utility property, plant and equipment; and $1.560 billion in other corporate assets.

     More detailed information concerning LG&E Energy and its subsidiaries is contained in LG&E Energy's Annual Report on Form 10-K for the year ended December 31, 1996, its Annual Report to Shareholders for the year ended December 31, 1996, and its Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997, and September 30, 1997, which are incorporated by reference as Exhibits H-1, H-4, H-7, H-8, and H-9, respectively, and in LG&E's Annual Report on Form 10-K for the year ended December 31, 1996, and its Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997, which are incorporated by reference as Exhibits H-3, H-13, H-14, and H-15, respectively.

     (b)  KU Energy

     KU Energy, incorporated under the laws of the Commonwealth of Kentucky in 1988, is a holding company exempt from regulation by the Commission under the Act (except for Section 9(a)(2) of the Act) pursuant to Section 3(a)(1) of the Act and by order of the Commission in KU Energy Corporation, Holding Co. Act Release No. 25409, 50 S.E.C. Docket 294 (November 13, 1991).

     KU Energy's utility subsidiary, Kentucky Utilities, is an electric utility company under the Act. Kentucky Utilities is engaged in producing, transmitting and selling electric energy to about 432,900 customers in over 600 communities and adjacent suburban and rural areas in 77 counties in central, southeastern and western Kentucky, and to about 28,800 customers in 5 counties in southwestern Virginia. In Virginia, Kentucky Utilities operates under the name Old Dominion Power Company. Kentucky Utilities also sells electric energy at wholesale for resale in 12 municipalities in Kentucky. A map of the electric service area of Kentucky Utilities is filed as Exhibit E-1.

     The territory served by Kentucky Utilities has an aggregate population estimated at about 1,000,000. The largest city served is Lexington, Kentucky. The population of the metropolitan Lexington area is estimated at about 225,000. The populations of the next 10 largest cities served at retail range from about 21,000 to 9,000. The territory served includes most of the Bluegrass Region of central Kentucky and parts of the coal mining areas in southeastern and western Kentucky and southwestern Virginia.

     Kentucky Utilities is subject to the jurisdiction of the Kentucky Commission and the Virginia Commission as to retail rates and service, accounts, issuance of securities and in other respects. The FERC has jurisdiction under the Federal Power Act over certain of the electric utility facilities and operations, wholesale sale of power and related transactions and accounting practices of Kentucky Utilities, and in certain other respects as provided in the Federal Power Act. By reason of owning and operating a small amount of electric utility property in one county in Tennessee (having a gross book value of about $226,000), Kentucky Utilities may also be subject to the jurisdiction of the Tennessee Commission as to retail rates, accounts, issuance of securities and in other respects.

     Kentucky Utilities owns 2.5% of the common stock of OVEC, which company is described in Item 1.B.1. (a) above. Kentucky Utilities also owns 20% of EEI. EEI was formed in the early 1950s to provide electric energy to a uranium enrichment plant located near Paducah, Kentucky. The enrichment plant was originally operated by the Atomic Energy Commission and the Department of Energy and is operated today by the United States Enrichment Corporation. EEI owns the Joppa Plant, a 1,015 Mw coal-fired electric generating plant located near Joppa, Illinois, and six 161 kilovolts ("Kv") transmission lines which transmit power from the Joppa Plant to the Paducah enrichment plant. EEI's common stock is held by Kentucky Utilities and three other utility companies. EEI sells its excess electricity to its sponsoring utilities for resale. The uranium enrichment facility is EEI's only end-user customer. For each of the three years in the period ended December 31, 1996, KU Energy derived less than 3.4% of its net income from its share of the earnings of EEI and OVEC. See Central Illinois Public Service Co., Holding Co.

Act Release No. 10340, 32 S.E.C. 202 (Jan. 15, 1951); Electric Energy, Inc., Holding Co. Act Release No. 10639, 32 S.E.C. 495 (June 26, 1951); Electric Energy, Inc., Holding Co. Act Release No. 13312, 1956 WL 7451 S.E.C.); (Nov. 19,
1956); and In the Matter of Electric Energy, Inc., Holding Co. Act Release No. 13871, 38 S.E.C. 658 (Nov. 28, 1958) for more information concerning EEI.

     In addition to Kentucky Utilities, KU Energy has one other subsidiary, KU Capital Corporation ("KU Capital"). KU Capital is KU Energy's vehicle for investments in various non-utility energy related ventures, which are described in more detail in Item 1.B.4(b) below. For the year ended December 31, 1996, approximately 1.0% of KU Energy's consolidated operating revenues were derived from its non-utility businesses. As of December 31, 1996, approximately 3.0% of KU Energy's consolidated assets were invested in non-utility businesses. For the twelve months ended September 30, 1997, approximately 1.0% of KU Energy's consolidated operating revenues were derived from its non-utility businesses. As of September 30, 1997, approximately 3.0% of KU Energy's consolidated assets were invested in non-utility businesses.

          KU Energy's Common Stock is listed on the NYSE and the Pacific Stock Exchange. As of December 31, 1996 and September 30, 1997, there were 37,817,878 shares and 37,817,517 shares of KU Energy Common Stock outstanding, respectively. KU Energy has no shares of preferred stock outstanding. As of December 31, 1996 and September 30, 1997, there were 400,000 shares of Kentucky Utilities preferred stock outstanding. Kentucky Utilities' outstanding preferred stock will not be impacted by the Transaction. KU Energy's and Kentucky Utilities' principal executive office is located at One Quality Street, Lexington, Kentucky 40507. Copies of the amended Articles of Incorporation of KU Energy and Kentucky Utilities are incorporated by reference as Exhibit A-3 and Exhibit A-4, respectively.

          For the year ended December 31, 1996, KU Energy's operating revenues and operating income on a consolidated basis were approximately $716 million and $165 million, respectively, consisting of the following: ($ in millions)


                                Operating           Operating
Company                         Revenues              Income
-------                         ---------           ----------

Kentucky Utilities                   $712                $169
Non-Utility                             4                  (4)

Consolidated assets of KU Energy and its subsidiaries as of December 31, 1996, were approximately $1.7 billion, consisting of $1.5 billion in net electric utility property, and $55 million in non-utility assets.

     For the twelve months ended September 30, 1997, KU Energy's unaudited operating revenues and operating income on a consolidated basis were approximately $714 million and $165 million, respectively, consisting of the following:

                                ($ in millions)

                                   Operating              Operating
Company                            Revenues                 Income
--------------------               ---------              ----------

Kentucky Utilities                      $709                   $167
Non-Utility                                5                     (2)

Unaudited consolidated assets of KU Energy and its subsidiaries as of September 30, 1997, were approximately $1.7 billion, consisting of $1.5 billion in net electric utility property, plant and equipment, and $58 million in non-utility assets.

     More detailed information concerning KU Energy and Kentucky Utilities is contained in the Annual Reports of KU Energy and Kentucky Utilities, on Form 10-K for the year ended December 31, 1996, which are incorporated by reference as Exhibits H-2 and H-6, respectively, in KU Energy's 1996 Annual Report to Shareholders, which is incorporated by reference as Exhibit H-5, in KU Energy's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997, which are incorporated by reference as Exhibits H-10, H-11, and H-12, respectively, and in Kentucky Utilities Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997, and September 30, 1997, which are incorporated by reference as Exhibits H-16, H-17 and H-18, respectively.

     2.   Description of Energy Sales and Facilities

          (a)  LG&E

               (i)  Energy Sales

     For the year ended December 31, 1996, and the twelve months ended September 30, 1997, LG&E sold the following amounts of electric energy (at retail or wholesale) and distributed the following amounts of natural or manufactured gas at retail:

                                              Year-ended     Twelve Months Ended
                                          December 31, 1996   September 30, 1997
                                          -----------------  -------------------
Kwh of electric energy sold (including       14,132,936           13,591,865
amounts delivered in interchange) - in
thousands

Mcf of gas distributed at retail             56,708,885           53,606,473
(including transported gas)

               (ii)   Electric Generating Facilities

     LG&E's power generating system consists of eight coal-fired units operated at its three steam generating stations. Combustion turbines supplement the system during peak or emergency periods. At September 30, 1997, LG&E owned the following electric generating stations:

                                          Year in
Steam Stations:                           Service      Capability Rating (Mw)
                                          -------      ----------------------
Mill Creek-Kosmosdale, Ky.
     Unit 1                                 1972             303
     Unit 2                                 1974             301
     Unit 3                                 1978             386
     Unit 4                                 1982             480       1,470
                                                             ---
Cane Run-near Louisville, Ky.
     Unit 4                                 1962             155
     Unit 5                                 1966             168
     Unit 6                                 1969             240         563
                                                             ---
Trimble County-Bedford, Ky.
     Unit 1                                 1990                         371 (a)

Combustion Turbine Generators (Peaking
 capability):
     Zorn                                   1969              16
     Paddy's Run                            1968              43
     Cane Run                               1968              16
     Waterside                              1964              33         108
                                                              --         ---
                                                                       2,512
                                                                       =====

     (a) Amount shown represents LG&E's 75% interest in Trimble County. LG&E is responsible for operation of Unit 1 and is reimbursed by Illinois Municipal Electric Agency (IMEA) and Indiana Municipal Power Agency
          (IMPA) for expenditures related to Trimble County based on their proportionate share of ownership interest.

LG&E also owns an 80 Mw hydroelectric generating station located in Louisville, operated under license issued by the FERC.

     The 1997 electric system peak load for LG&E was 2,414 Mw and occurred on July 21, 1997, exclusive of off-system transactions. For the year ended December 31, 1996, approximately 93% of the kilowatt hour ("Kwh") sales of LG&E was obtained from coal-fired generation, 6% from purchases and approximately 1% from hydro and oil and gas-fired generation.

               (iii)  Electric Transmission and Other Facilities

     As of December 31, 1996, LG&E's electric transmission system included 102 pole miles of 345 Kv line, 66 pole miles of 154 Kv line, 250 pole miles of 138 Kv line and 233 pole miles of transmission line of 69 Kv or less. As of December 31, 1996, LG&E's 21 transmission substations had a combined capacity of approximately 11,026,897 thousand kilovolt amps ("Kva") and the 83 distribution substations totaled approximately 3,383,530 thousand Kva. A map of LG&E's major electric transmission lines is filed as Exhibit E-4.

     Other assets owned by LG&E include electric distribution systems located throughout its service area, and property, plant and equipment owned or leased supporting its electric and gas utility functions. LG&E also owns or leases other physical properties, including real property, and other facilities necessary to conduct their operations. See Item 1.B.3. for information on present electric coordination.

               (iv)   Fuel Sources

     LG&E's electric power generation is predominately coal-fired. LG&E's average cost of coal is set forth in the LG&E Annual Report on Form 10-K for the year ended December 31, 1996, which is incorporated by reference as Exhibit H-3.

               (v)    Gas Facilities

     LG&E provides natural gas service at retail in the Louisville metropolitan area and in 16 neighboring counties. LG&E is directly connected to two interstate pipelines and has a portfolio of supply arrangements in order to meet the needs of its customers.

     The gas properties of LG&E include 3,528 miles of natural gas distribution mains and 178 miles of transmission mains. LG&E operates underground gas storage fields with a current working gas capacity of 14.6 million Mcf. Gas is purchased and injected into storage during the summer season and is then withdrawn to supplement pipeline supplies to meet the gas-system load requirements during the winter season.

          (b)  Kentucky Utilities

               (i)    Energy Sales

     For the year ended December 31, 1996, and the twelve months ended September 30, 1997, Kentucky Utilities sold the following amounts of electric energy (at retail or wholesale):

                                      Year-ended          Twelve Months Ended
                                      December 31, 1996    September 30, 1997
                                      -----------------   -------------------
Kwh of electric energy sold               18,630,578               18,575,369
(including amounts delivered
in interchange) - in thousands


               (ii)   Electric Generating Facilities

     Kentucky Utilities' power generating system consists of the twelve coal-fired units operated at its five steam generating stations. Combustion turbines supplement the system during peak or emergency periods. At September 30, 1997, Kentucky Utilities owned the following electric generating stations:

              Steam Stations:                         Year In Service    Capability Rating (Mw)
                                                      ---------------    ----------------------
Ghent-Ghent, Ky.
    Unit 1 .......................................          1974              487
    Unit 2 .......................................          1978              516
    Unit 3 .......................................          1981              506
    Unit 4 .......................................          1984              491    2,000
                                                                              ---
E.W. Brown-Burgin, Ky.
    Unit 1 .......................................          1958              107
    Unit 2 .......................................          1963              170
    Unit 3 .......................................          1972              434      711
                                                                              ---
Tyrone, Ky.
    Unit 1 and 2 .................................          1948               63
    Unit 3 .......................................          1948               73      136
                                                                              ---
Green River-South Carrollton, Ky
    Unit 1 and 2 .................................          1950               59
    Unit 3 .......................................          1954               72
    Unit 4 .......................................          1959              111      242
                                                                              ---
Pineville-Four Mile, Ky
    Unit 3 .......................................          1941               33       33

Combustion Turbine Generators (Peaking capacity)
    Haefling .....................................          1971               59
    E.W. Brown ...................................         1994-96            484      543
                                                                              ---    -----
                                                                                     3,665
                                                                                     =====


Kentucky Utilities also owns a 24 Mw hydroelectric generating station located in Burgin, Kentucky.

     Under a contract with Owensboro Municipal Utilities (OMU), Kentucky Utilities has agreed to purchase from OMU the surplus output of the 150 Mw and 250 Mw generating units at OMU's Elmer Smith station. Purchases under the contract are made under a contractual formula which has resulted in costs which were and are expected to be comparable to the cost of other power purchased or generated by Kentucky Utilities. Such power constituted about 8% of Kentucky Utilities net system output during 1996.

     Kentucky Utilities owns 20% of the common stock of EEI, which, as noted above, owns and operates a 1,015 Mw generating station in southern Illinois. Kentucky Utilities entitlement is 20% of the available capacity of the station. Purchases from EEI are made under a contractual formula which has resulted in costs which were and are expected to be comparable to the cost of other power purchased or generated by Kentucky Utilities. Such power constituted about 8% of Kentucky Utilities net system output in 1996.

     The 1997 electric system peak load for Kentucky Utilities was 3,510 Mw and occurred on July 28, 1997. For the year ended December 31, 1996, approximately 84% of Kwh sales of

Kentucky Utilities was obtained from coal-fired generation, approximately 16% from purchases and less than 1% from other generation.

               (iii)  Electric Transmission and Other Facilities

     As of December 31, 1996, Kentucky Utilities' electric transmission system included 57 pole miles of 500 Kv lines, 356 pole miles of 345 Kv lines, 1,381 pole miles of 138-161 Kv lines and 2,472 pole miles of lines at 69 Kv or less. As of December 31, 1996, Kentucky Utilities' transmission substations had a combined capacity of 14,235,000 Kva and the distribution substations had a combined capacity of 4,172,000 Kva. These facilities are located within the states of Kentucky and Virginia. A map of Kentucky Utilities' major electric transmission lines is attached as Exhibit E-6.

     Other assets owned or leased by Kentucky Utilities include electric distribution systems located throughout its service territory and other physical properties, including real property, and other facilities necessary or appropriate to conduct its operations. See Item 1.B.3. for information on electric coordination.

               (iv)  Fuel Sources

     Coal-fired generating units provided more than 99% of Kentucky Utilities' net kilowatt-hour generation for 1996. Kentucky Utilities' average cost of coal is set forth in its Annual Report on Form 10-K for the year ended December 31, 1996, which is incorporated by reference as Exhibit H-6.

     3.  Electric Coordination

     The following table sets forth certain information with respect to the electric utility operations of LG&E Energy as of December 31, 1996, adjusted to give effect to the Transaction (before intercompany eliminations).

                     Electric Operating      Kwh of Electric Energy Sales
                     Revenues                (including amounts delivered
                     ($ in millions)         in interchange--in thousands)
                     ---------------         -----------------------------
LG&E                    $  607                        14,132,936
Kentucky Utilities      $  711                        18,630,578
                        ------                        ----------

   TOTAL                $1,318                        32,763,514
                        ======                        ==========

The following table sets forth certain unaudited information with respect to the electric utility operations of LG&E Energy for the twelve months ended September 30, 1997, adjusted to give effect to the Transaction (before intercompany eliminations).


                     Electric Operating      Kwh of Electric Energy Sales
                     Revenues                (including amounts delivered
                     ($ in millions)        in interchange) - in thousands
                     ------------------     ------------------------------
LG&E                      $  600                       13,591,865
Kentucky Utilities        $  708                       18,575,369
                          ------                       ----------

    TOTAL                 $1,308                       32,167,234
                          ======                       ==========



     LG&E and Kentucky Utilities are already physically interconnected through transmission lines that they own, including two 138 Kv transmission lines and two 69 Kv transmission lines. LG&E and Kentucky Utilities are two of the 28 members of the East Central Area Reliability Coordination Agreement, the purpose of which is to augment the reliability of the members' bulk power supply through coordination of planning and operation of generation and transmission facilities. The members are engaged in the generation, transmission and sale of electric power and energy in the east central area of the United States, which covers all or portions of Michigan, Indiana, Ohio, Kentucky, Pennsylvania, Virginia, West Virginia and Maryland. LG&E and Kentucky Utilities intend to operate their separate electric systems as a single system, economically dispatched. LG&E and Kentucky Utilities have developed a Power Supply System Agreement pursuant to which, following consummation of the Transaction, they will designate an operating committee to coordinate joint planning for new facilities, load responsibility, reserve levels and maintenance schedules. The Agreement will establish the terms for intercompany exchanges of energy, joint dispatch of generating facilities and provision of emergency service. Pursuant to a Transmission Coordination Agreement to be entered into between LG&E and Kentucky Utilities, following consummation of the Transaction, the transmission systems of LG&E and Kentucky Utilities will be operated as a single control area from a common transmission center and will be governed by a single system open access tariff offering both network service and point-to-point service on their combined transmission facilities.

    LG&E and Kentucky Utilities are also each directly interconnected to numerous other neighboring utilities. In addition to its direct interconnections with Kentucky Utilities, LG&E is also directly interconnected with 10 neighboring utilities: PSI Energy, The Cincinnati Gas & Electric Company, Southern Indiana Gas and Electric Company, American Electric Power (Indiana Michigan Power Company), OVEC, Big Rivers, Tennessee Valley Authority, Wabash Valley Power Association, Indiana Municipal Power Agency and East Kentucky Power Cooperative. In addition to its direct interconnection with LG&E, Kentucky Utilities is directly interconnected with 11 neighboring utilities: American Electric Power (Ohio Power Company and Kentucky Power Company), Tennessee Valley Authority, East Kentucky Power Cooperative, Indiana Municipal Power Agency, Owensboro Municipal Utilities, OVEC, EEI, PSI Energy, Wabash Valley Power Association and Big Rivers.

     All of the above interconnections are depicted on the map attached as Exhibit E-2.

     4.   Non-Utility Interests of LG&E Energy and KU Energy

          (a)  LG&E Energy

     In addition to LG&E, LG&E Energy has two other first-tier subsidiaries, LG&E Energy Foundation and LG&E Capital both of which are wholly-owned. LG&E Energy Foundation, a charitable foundation exempt from Federal income tax under
Section 501(c)(3) of the Internal Revenue Code, makes charitable contributions to qualified entities. LG&E Capital is the vehicle through which LG&E Energy is engaged in numerous non-utility ventures.

     Through its subsidiaries, LG&E Capital has interests in and operates electric power plants in several states, Argentina and Spain. Each of these facilities is a qualifying cogeneration facility ("QF") under the Public Utility Regulatory Policies Act of 1978, an exempt wholesale generator ("EWG") under
Section 32 of the Act or a foreign utility company ("FUCO") under Section 33 of the Act. LG&E Capital also has interests in and operates two natural gas distribution companies in the Mendoza and Cordoba provinces in Argentina, both of which are FUCO's. LG&E Capital is actively involved through various subsidiaries in energy marketing and trading and, for the year ended December 31, 1996, was the largest utility affiliated energy marketer in the United States in terms of revenues. With respect to natural gas, LG&E Capital also is involved through subsidiaries in the gathering, processing, storage and transportation of natural gas.

     As indicated above, LG&E Energy and several of its non-utility affiliates have entered into a Joint Plan of Reorganization with Big Rivers, an electric cooperative currently operating under Chapter 11 of the Bankruptcy Code. The purpose of the Joint Plan is to allow Big Rivers to emerge from bankruptcy as a financially viable utility capable of fulfilling its responsibilities toward its member cooperatives at rates that are materially lower than those in effect today. The Joint Plan includes a series of agreements between Big Rivers and LG&E Energy and its non-utility affiliates. Throughout the approximately 25-year term of such agreements, Big Rivers will continue to own all the generating facilities to which it currently has title, and will continue to own and operate all its transmission facilities and to meet the electricity requirements of its member cooperatives. Under the Joint Plan, Big Rivers will sell certain inventory and personal property to a wholly-owned indirect subsidiary of LG&E Energy, Western Kentucky Leasing Corp. Western Kentucky Energy Corp. ("WKEC"), another indirect wholly-owned subsidiary of LG&E Energy, will conduct day-to-day operation of the facilities. It is expected that WKEC will qualify as an EWG under the Act. After the required regulatory approvals are received, WKEC will lease the facilities from Big Rivers, will own the electrical output of the facilities and will sell to LG&E Energy's energy marketing subsidiary the net output of the facilities, some of which LG&E Energy's energy marketing subsidiary is obligated to resell to Big Rivers.

     Prior to obtaining the necessary regulatory approvals, Big Rivers will subcontract with another indirect wholly-owned subsidiary of LG&E Energy for the day-to-day operation of another facility which is owned by the City of Henderson, Kentucky. LG&E Energy's operation of this facility is the subject of a separate no-action letter under the Act requesting confirmation that such LG&E Energy subsidiary is not an electric utility company under the Act. After the necessary regulatory approvals are obtained, such subsidiary will take assignment of Big Rivers' responsibilities under the current Big Rivers' agreements with the City of Henderson and will take title to a portion of the electrical output of the facility (to the extent the output of such facility is not committed to the City of Henderson to meet the requirements of its residents).

     LG&E Energy's non-utility subsidiaries and investments constituted approximately 33% of LG&E Energy's consolidated assets as of December 31, 1996. LG&E Energy's non-utility subsidiaries provided approximately 7% of LG&E Energy's operating income and approximately 14% of LG&E Energy's consolidated net income for the year ended December 31, 1996. As of September 30, 1997, LG&E Energy's non-utility subsidiaries and investments constituted approximately 37% of LG&E Energy's consolidated assets and, for the twelve-months ended September 30, 1997, provided approximately 8% of LG&E Energy's total operating income and approximately 6% of LG&E Energy's consolidated net income.

     Although LG&E Energy is not a registered holding company, LG&E Energy's aggregate investment in EWGs as of December 31, 1996 would be within the limits of Rule 53 under the Act. Similarly, LG&E Energy's aggregate investment in other non-utility subsidiaries and affiliates as of December 31, 1996 would be within the limits on such investments contained in Rule 58 under the Act.

          (b)  KU Energy

     In addition to Kentucky Utilities, KU Energy has one other first-tier subsidiary, KU Capital, which is wholly-owned and through which KU Energy pursues various non-utility ventures. To date, these activities have consisted of investing as an equity participant in leases of eight combustion turbine generating units to other utilities and investing in limited partnership interests in various independent power projects that are either QF's or EWG's. Each of the leveraged lease investments is subject to a Schedule 7-D filing. A subsidiary of KU Capital, KU Solutions, is engaged in natural gas marketing, but is not a public utility company within the meaning of the Act.

     KU Energy's non-utility subsidiaries and investments constituted approximately 3% of KU Energy's assets on a consolidated basis as of December 31, 1996. KU Energy's consolidated total operating income and net income for the year ended December 31, 1996 were reduced by about 2% each as a result of losses by KU Energy's non-utility subsidiaries and investments.

C.  Description of Transaction and Statement as to Consideration

     1.  Background

         LG&E Energy and KU Energy are neighboring holding companies which have had a variety of working relationships at the utility level on a wide range of issues over many years. LG&E and Kentucky Utilities are both parties to the East Central Area Reliability Coordination Agreement, which is designed to augment the reliability of the members' bulk power supply through coordination of planning and operation of generation and transmission facilities. In addition, the two utilities are parties to interconnection agreements and from time to time have entered into short-term power sales agreements with each other and have assisted one another in restoring service following major storms. As explained above, both companies also have ownership interests in OVEC. Representatives of LG&E and Kentucky Utilities also have served together on various electric utility industry task forces and have pursued joint state legislative initiatives.

          In connection with the working relationship between LG&E and Kentucky Utilities, Roger W. Hale, Chairman and Chief Executive Officer of LG&E Energy, has periodically met to discuss industry and joint business issues with Michael
R. Whitley, Chairman and Chief Executive Officer of KU Energy, and with Mr. Whitley's predecessor, John T. Newton. During such meetings, Mr. Hale, Mr. Whitley and Mr. Newton also discussed their views regarding the future of the utility industry generally and of LG&E Energy and KU Energy in particular. From time to time, Mr. Hale, Mr. Whitley and Mr. Newton also informally discussed the potential benefits that could result from a combination of LG&E Energy and KU Energy. Mr. Hale, Mr. Whitley and Mr. Newton periodically informed their respective Boards of Directors of such informal discussions.

          In recent years both companies turned their strategic attention to developments in federal regulatory policy which are designed to increase competition in the wholesale market for bulk power and expand competition in the market for generation. Many of these developments were prompted by the Energy Policy Act of 1992 (the "1992 Act"), which granted the FERC the authority to order electric utilities to provide transmission service to other utilities and to other buyers and sellers of electricity in the wholesale market. The 1992 Act also created a new class of power producers, EWGs, which are exempt from regulation under the Act. The exemption from regulation under the Act of EWGs has increased the number of entrants into the wholesale electric generation market, thus increasing competition in the wholesale segment of the electric utility industry.

          Commencing in December 1993, pursuant to its authority under the 1992 Act, FERC issued a number of orders in specific cases directing utilities to provide transmission services. On April 7, 1995, FERC issued a notice of proposed rulemaking under which it proposed to implement, on a comprehensive basis, the comparable transmission service policies it has set forth in specific cases. In April 1996, FERC issued Orders 888 and 889, implementing in large part the proposals in its proposed rulemaking. Under FERC's current transmission policies, electric utilities are required to offer transmission services to third parties on a basis comparable to services that the electric utilities provide themselves. In addition, pursuant to Order 889, electric utilities have been required to separate their merchant and transmission functions. FERC's actions to date and its transmission rulemaking proceedings have increased the availability of transmission services, which also has created greater competition in the wholesale power market.

          In addition, legislative and regulatory bodies in numerous states have initiated reviews of the basic structure of the electric utility industry and are considering or have adopted various proposals to require more competition in the retail portion of the industry. The Kentucky Commission has held a series of informal meetings with electric utilities under its jurisdiction and other parties to discuss the potential impact of industry restructuring. The theme of the meetings has been how the Kentucky Commission and the electric utilities can best work together to ensure that any restructuring benefits Kentucky consumers.

          The changes to the electric industry that have occurred and that are occurring are bringing increased competition to various sectors of the business and are putting pressure on utilities to lower their costs. Both LG&E Energy and KU Energy have advocated nationwide customer choice and competition in the energy market and believe that, as low cost producers of electricity, they will be able to compete effectively in a more competitive environment. Each of LG&E Energy and KU Energy independently concluded that key factors contributing to success in a more competitive environment will include maintaining low-cost production and achieving a size that will enable it to continue to provide high quality customer service, enhance its competitive position and maintain its financial strength.

          Since the adoption of the 1992 Act, the management of LG&E Energy and the LG&E Energy Board of Directors (the "LG&E Energy Board") have continually analyzed various potential strategic options and opportunities that might be available to LG&E Energy. Such analysis has resulted in LG&E Energy developing a significant energy marketing business. For 1996, LG&E Energy was the largest utility-affiliated power marketer in the United States and had revenues from energy marketing and trading in excess of $2.7 billion. LG&E Energy has also sought to take advantage of the new competitive environment by acquiring interests in and operating independent power plants in several states, Argentina and Spain and two gas distribution companies in Argentina.

          LG&E Energy management's review of potential strategic options and opportunities has also included analysis of possible business combinations with other utilities. LG&E Energy's management periodically briefed the LG&E Energy Board on the results of management's analysis. Management's analysis indicated that KU Energy was the most attractive merger candidate due to its comparable size, its low cost production, its financial strength, the existence of contiguous service territories and the potential synergies and cost savings that could result from combining LG&E Energy and KU Energy.

          KU Energy management recognized the changes in the regulatory environment and resulting changes in the electric utility industry brought about by the 1992 Act and other legislative and regulatory changes. KU Energy management and the KU Energy Board of Directors ("KU Energy Board") continually reviewed current trends in the electric utility industry noting in particular the increased level of competition in recent years. In April 1994, the KU Energy Board created a Long-Range Planning Committee. That committee has been charged to review KU Energy's strategic options and opportunities and report to the KU Energy Board from time to time. The committee's review has included consideration of retail marketing, bulk power marketing and energy services initiatives and has recognized KU Energy's strong competitive position resulting from its low cost production of electricity, high quality service and competitive prices. The committee also has considered possible business combinations with other utilities in light of KU Energy's strategic position and direction. The committee and the KU Energy Board heard numerous presentations from management as well as outside financial and legal advisors regarding these issues. Management analyzed the potential benefits of a merger with several neighboring utilities including LG&E Energy and concluded that a business combination with LG&E Energy would likely produce numerous benefits because of the contiguous service territories of the two utility companies, the similar size, financial strength, strategic initiatives and management styles of the companies, the potential cost savings that would result from a combination with LG&E Energy and LG&E Energy's strengths in energy marketing and trading.

          At a June 5, 1996 meeting of the LG&E Energy Board, Mr. Hale again described the merger options that could be pursued by LG&E Energy and discussed KU Energy as an attractive prospect. Following the Board meeting, senior management of LG&E Energy further analyzed a possible business combination with KU Energy by updating and supplementing previously-prepared internal financial and synergy analyses. At a regular meeting of the LG&E Energy Board on September 4, 1996, senior management of LG&E Energy reviewed the results of its analysis of KU Energy and the LG&E Energy Board authorized Mr. Hale to pursue discussions with KU Energy regarding a possible business combination between LG&E Energy and KU Energy. Mr. Hale also reviewed with the LG&E Energy Board the terms of a letter that he proposed to deliver to Mr. Whitley. After reviewing management's analysis of the terms of the proposed letter, the Board expressed support for the delivery of the letter.

          Following the meeting of the LG&E Energy Board on September 4, 1996, legal counsel and LG&E Energy's financial advisors assisted LG&E Energy management in the preparation of the letter to Mr. Whitley. At a meeting in Louisville on September 13, 1996, between Mr. Hale and Mr. Whitley, Mr. Hale delivered the letter to Mr. Whitley (the "September 13 Letter") expressing LG&E Energy's desire for serious and prompt discussions regarding a possible business combination between LG&E Energy and KU Energy. The September 13 Letter indicated that based on the information possessed by LG&E Energy, LG&E Energy could make an offer of $38.00 for each share of KU Energy Common Stock payable in shares of LG&E Energy Common Stock, which had a then current market price of $23.125 per share. At their meeting, Mr. Hale presented additional terms that, Mr. Hale believed could form the basis for commencing discussions between LG&E Energy and KU Energy. Such additional terms were that, following completion of any business combination, Kentucky Utilities would maintain its separate existence and corporate headquarters location, the initial board of directors of the surviving corporation in any merger would consist of individuals designated by LG&E Energy (comprising approximately 60% of the total number of directors) and individuals designated by KU Energy (comprising approximately 40% of the total number of directors), and the surviving corporation in any merger would adopt a new name to reflect its national presence and would be headquartered in Louisville, Kentucky. The respective roles of Messrs. Hale and Whitley following any merger were outlined in the September 13 Letter. Mr. Whitley advised Mr. Hale that he would review the September 13 Letter and such terms with his senior management and the KU Energy Board.

          Promptly following his meeting with Mr. Hale, Mr. Whitley advised KU Energy's outside legal counsel and Goldman, Sachs & Co. ("Goldman Sachs"), KU Energy's financial advisor, as well as certain senior executive officers of KU Energy and certain members of the KU Energy Board, of the September 13 Letter. In a telephone conversation on September 25, 1996, Mr. Whitley informed Mr. Hale that the KU Energy Board would further review with KU Energy's financial and legal advisors the matters raised in the September 13 Letter and that Mr. Hale could expect a response in several weeks.

          On October 17, 1996, LG&E Energy formally entered into an engagement letter with The Blackstone Group L.P. ("Blackstone"), whereby Blackstone agreed to act as financial advisor to LG&E Energy in connection with the possible combination with KU Energy. On October 22, 1996, KU Energy entered into a formal engagement letter with Goldman Sachs whereby Goldman Sachs agreed to act as financial advisor to KU Energy in connection with possible business combination transactions.

          At an October 22, 1996 special meeting of the KU Energy Board, Mr. Whitley further discussed the September 13 Letter and the meeting between him and Mr. Hale at which the September 13 Letter was delivered. At the conclusion of the meeting, the KU Energy Board authorized Mr. Whitley to respond to LG&E Energy and specified certain questions and concerns that they wished Mr. Whitley to address with regard to the exchange ratio, the composition of the board of directors and the name of the post-merger company.

          Following the KU Energy Board meeting on October 22, 1996, Mr. Whitley and Mr. Hale met on several occasions to discuss the various open issues. At these meetings, Mr. Hale and Mr. Whitley agreed that, if LG&E Energy and KU Energy determined to further investigate the possibility of a business combination, the valuation of KU Energy's common stock would be further discussed after the parties and their legal and financial advisors had conducted reciprocal due diligence investigations and the parties completed a joint analysis of the potential cost savings that could result from a business combination. Mr. Hale and Mr. Whitley also agreed that the composition and duties of senior management of the combined companies would be further discussed and that both companies were in agreement that decisions regarding such matters would be made based on what the parties mutually agreed would be in the best interest of the combined company. Mr. Hale and Mr. Whitley then agreed that, following the execution of a confidentiality agreement, a limited number of senior executives from LG&E Energy and KU Energy, together with the companies' respective financial and legal advisors, would meet to commence discussions and exchange information in order to investigate a potential strategic business combination between LG&E Energy and KU Energy and to consider what operational synergies could be anticipated to result from such a combination.

          Shortly thereafter, LG&E Energy's financial advisors, Blackstone, and KU Energy's financial advisors, Goldman Sachs, began exchanging financial information and analysis in order to help facilitate agreement on a mutually acceptable exchange ratio in the event that LG&E Energy and KU Energy determined to enter into a strategic business combination. In addition, between October 31, 1996, and November 10, 1996, LG&E Energy and KU Energy exchanged requests for information in connection with their respective operational, financial, regulatory, legal and other analyses and due diligence reviews and representatives of LG&E Energy and KU Energy discussed the procedures that would be followed in order to facilitate such analyses and reviews.

          Working groups composed of representatives of both companies were formed to examine various issues including structure, financial modeling, regulatory considerations, employee and employee benefit matters, communications and an analysis of cost savings. Meetings were held on November 11 and 12, 1996 among representatives of LG&E Energy and KU Energy and their respective counsel and financial advisors. At those meetings, senior management of each company made presentations regarding such company's operations, financial results and condition and other matters to the other company and its advisors. In addition, LG&E Energy and KU Energy commenced the exchange and review of due diligence and other information previously requested. At the conclusion of such meetings, it was agreed that the parties would commence the preparation and negotiation of a merger agreement and other documents that would be required if the parties determined to enter into a strategic business combination.

          On November 18, 1996, counsel for LG&E Energy and KU Energy jointly engaged Deloitte & Touche Consulting Group ("D&T Consulting Group") to assist the managements of LG&E Energy and KU Energy in their identifying and quantifying potential cost savings that could result from a business combination between the two companies.

          During the next several weeks, the various parties continued their work with respect to the cost savings analysis, business plans, legal structure, regulatory plans, due diligence and employee benefits. In addition, discussions continued between LG&E Energy management and Blackstone, on the one hand, and KU Energy and Goldman Sachs, on the other hand, with respect to financial models and analysis to help facilitate the establishment of a mutually agreeable exchange ratio. LG&E Energy and KU Energy and their respective legal advisors also engaged in negotiations with respect to the terms of a draft merger agreement, reciprocal stock option agreements and other documents that would be required to effect a merger of the two companies. While these matters were occurring, Mr. Hale and Mr. Whitley also continued to discuss key financial and governance issues, the legal structure of a combined company and employment terms for Mr. Hale and Mr. Whitley.

          By the first week of December, 1996, the companies had substantially completed their preliminary analysis of potential cost savings and their respective due diligence reviews. Each of LG&E Energy and KU Energy called special meetings of their Boards of Directors for December 6, 1996 to consider a proposed merger of KU Energy into LG&E Energy. Several terms of the proposed transaction remained unresolved, with the most significant one being the exchange ratio. Also unresolved were issues related to termination, including circumstances permitting termination and amounts of termination fees, and issues relating to reciprocal stock options.

          The KU Energy Board received detailed and extensive updates on the status of all significant developments and negotiations at its meeting on December 2, 1996. At the conclusion of the meeting, the KU Energy Board asked Mr. Whitley to inform LG&E Energy of the KU Energy Board's dissatisfaction with various aspects of the proposal, including exchange ratio level, board composition, management issues, headquarters location, continuing corporate presence and transition matters.

          On December 2, 1996, Mr. Whitley advised Mr. Hale of the KU Energy Board's position. On December 3, and 4, 1996, Mr. Hale and Mr. Whitley discussed the most significant unresolved issues. During a series of discussions, Mr. Hale and Mr. Whitley and their respective financial advisors were unable to reach agreement on an exchange ratio. In addition, the parties were unable to agree on the responsibilities and reporting relationship for Mr. Whitley and Mr. Hale and other corporate governance issues. On December 5, 1996, Mr. Whitley informed Mr. Hale by telephone that the KU Energy Board was not prepared to consider a proposed merger between KU Energy and LG&E Energy on the terms discussed to date. Mr. Whitley and Mr. Hale agreed to discuss the matter further in January 1997. Following Mr. Whitley's discussion with Mr. Hale, Mr. Hale described these developments to the LG&E Energy Board.

          At a January 17, 1997 meeting in Louisville, Mr. Hale presented a letter to Mr. Whitley requesting that KU Energy resume negotiations. In the letter, LG&E Energy proposed an exchange ratio of 1.67 shares of LG&E Energy common stock for each outstanding share of KU Energy common stock. In addition, the letter proposed that Mr. Hale become Chairman and Chief Executive Officer of the combined company and that Mr. Whitley become Vice-Chairman, President and Chief Operating Officer of the combined company. Mr. Whitley informed Mr. Hale that the KU Energy Board of Directors would carefully consider LG&E Energy's latest proposal and that Mr. Whitley would contact Mr. Hale with any response.

          At a meeting between Mr. Hale and Mr. Whitley on February 26, 1997, Mr. Whitley informed Mr. Hale that KU Energy was prepared to resume discussions with LG&E Energy. Following several discussions between representatives of LG&E Energy and KU Energy and their respective legal and financial advisors, on March 13, 1997, representatives of the companies and their respective financial and legal advisors met to discuss the process by which the unresolved issues would be addressed, the preliminary cost savings analysis and the process for updating and finalizing the parties' respective due diligence reviews and the other actions that would be required if the parties were to agree to a business combination.

          Throughout March, April and early May of 1997, the parties updated their work with respect to the cost savings analysis, business plans, regulatory plans and due diligence. In addition, the parties and their respective counsel negotiated the remaining terms of the merger agreement, the stock option agreements and the other agreements required to effect the proposed business combination.

          Mr. Hale discussed further with the LG&E Energy Board the issues relating to the proposed merger and the status of negotiations at a Board meeting in March and a meeting on May 8, 1997. At the meeting on May 8, 1997, Mr. Whitley met with the LG&E Energy Board and reviewed with them his views on the energy industry generally, the business of KU Energy and its subsidiaries and the proposed transaction. The KU Energy Board was updated on the status of negotiations at meetings on April 22, 1997, and May 12, 1997. At the meeting on May 12, 1997, Mr. Hale met with the KU Energy Board and reviewed with them his views on the energy industry generally, the business of LG&E Energy and its subsidiaries and the proposed transaction.

          During the period from May 12, 1997 through May 20, 1997, the parties finalized their work with respect to the cost savings analysis, business plans, regulatory plans and due diligence and reached final agreement on the terms of the merger agreement and the other related agreements.

          On May 20, 1997, the LG&E Energy Board of Directors and the KU Energy Board each unanimously approved the Merger Agreement and certain related agreements and the transactions contemplated thereby and authorized their execution.

          Additional information regarding the background of the Transaction is set forth in the Registration Statement on Form S-4 of LG&E Energy, which is filed as Exhibit C-1 hereto (the " Registration Statement").

     2.   Merger Agreement

          The Merger Agreement provides for KU Energy to be merged with and into LG&E Energy, with LG&E Energy as the surviving corporation. Pursuant to the Merger Agreement, upon effectiveness of the Transaction, each issued and outstanding share of KU Energy Common Stock (except KU Energy Dissenting Shares), together with associated stock purchase rights, will be canceled and converted into 1.67 shares of LG&E Energy Common Stock, together with associated stock purchase rights. Each issued and outstanding share of LG&E Energy Common Stock (except LG&E Energy Dissenting Shares) will remain outstanding, unchanged, as one share of LG&E Energy Common Stock. The Merger Agreement is incorporated by reference as Exhibit B-1.

          The Transaction is expected to be tax-free to LG&E Energy and KU Energy shareholders (except as to dissenters' rights and fractional shares). Based on the capitalization of LG&E Energy and KU Energy on May 20, 1997, and the Exchange Ratio, the holders of LG&E Energy Common Stock and KU Energy Common Stock would have held approximately 51.3% and 48.7%, respectively, of the aggregate number of shares of LG&E Energy Common Stock that would have been outstanding if the Transaction had been consummated as of such date.

          Except as set forth below, if any holder of KU Energy Common Stock would be entitled to receive a number of shares of LG&E Energy Common Stock that includes a fraction, then in lieu of a fractional share, such holder will be entitled to receive a cash payment determined by multiplying the fractional share interest by the average of the last reported sales price, regular way, per share of LG&E Energy Common Stock on the NYSE Composite Tape for the ten business days prior to and including the last business day prior to the day on which the Transaction is consummated. Fractional shares of KU Energy Common Stock held in accounts under the dividend reinvestment plans and employee savings plan of KU Energy will be converted into the applicable number of shares (or fractional shares) of LG&E Energy Common Stock, in accordance with the Exchange Ratio.

          The Transaction is subject to customary closing conditions, including the receipt of the requisite shareholder approvals of KU Energy and LG&E Energy (which have been obtained) and all necessary governmental approvals, including the approval of the Commission.

          The Transaction is designed to qualify as a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended. LG&E Energy and KU Energy believe the Transaction will be treated as a "pooling of interests" for accounting purposes.

          The Merger Agreement contains certain covenants relating to the conduct of business by the parties pending the consummation of the Transaction. Generally, the parties must carry on their businesses in the ordinary course consistent with past practice, may not increase common stock dividends beyond specified levels, and may not issue capital stock except as specified. The Merger Agreement also contains restrictions on, among other things, charter and bylaw amendments, capital expenditures, acquisitions, dispositions, incurrence of indebtedness, certain increases in employee compensation and benefits and affiliate transactions.

     3.   Management of LG&E Energy following the Transaction

          As provided in the Merger Agreement, after the Transaction is consummated, the LG&E Energy Board will consist of 15 directors, eight designated by LG&E Energy and seven designated by KU Energy. The Board of Directors will have the following four committees: (i) an Audit Committee, (ii) a Compensation Committee, (iii) a Nominating and Governance Committee and (iv) a Long Range Planning Committee. The Audit Committee will have ten members, with five designated by LG&E Energy (one of whom would be the chairman) and five designated by KU Energy. The Compensation Committee will have seven members, with four designated by LG&E Energy (one of whom would be the chairman) and three designated by KU Energy. The Nominating and Governance Committee will have eight members, with four designated by LG&E Energy and four designated by KU Energy (one of whom would be the chairman). The Long Range Planning Committee will have nine members, with five designated by LG&E Energy and four designated by KU Energy (one of whom would be the chairman). When the Transaction is consummated, Mr. Hale will become Chairman and Chief Executive Officer of LG&E Energy, LG&E and Kentucky Utilities and Mr. Whitley will become Vice Chairman, President and Chief Operating Officer of LG&E Energy and Vice Chairman and Chief Operating Officer of LG&E and Kentucky Utilities. Upon consummation of the Transaction, the Board of Directors of LG&E will consist of those persons serving as directors of LG&E immediately prior to the Transaction plus those persons designated by KU Energy to serve on the LG&E Energy Board. Similarly, following the Transaction, the Board of Directors of Kentucky Utilities will consist of those persons serving as directors of Kentucky Utilities immediately prior to the Transaction plus those persons designated by LG&E Energy to serve on the LG&E Energy Board. In addition, while no employment agreements exist regarding other executive officers of LG&E Energy or its subsidiaries after the Transaction, Mr. Hale and Mr. Whitley have orally agreed as to certain members of the executive management of LG&E Energy, LG&E and Kentucky Utilities after the Transaction consisting of individuals currently employed at LG&E Energy, LG&E, KU Energy or Kentucky Utilities.

     4.   Related Agreements

          In connection with the Merger Agreement, LG&E Energy and KU Energy also entered into reciprocal stock option agreements (the "Option Agreements") (Exhibits B-2 and B-3 hereto) giving each company the right to acquire shares of the other's common stock under specified circumstances. The Option Agreements provide that no option may be exercised until all necessary regulatory approvals (including any required approval of the Commission) have been obtained for the acquisition of shares pursuant to such option.

Item 2.   Fees, Commissions and Expenses

     The fees, commissions and expenses to be paid or incurred, directly or indirectly, in connection with the Transaction, including the solicitation of proxies, registration of securities of

LG&E Energy under the Securities Act of
1933, and other related matters, are estimated as follows:


Commission filing fee for the
Registration Statement on Form S-4......................................................  $400,230.00

Accountant's fees.......................................................................          /1/

Legal fees and expenses relating to the Act.............................................          /1/

Other legal fees and expenses...........................................................          /1/

Other...................................................................................          /1/

Shareholder communication and proxy solicitation........................................          /1/

NYSE listing fee........................................................................          /1/

Exchanging, printing, and engraving
of stock certificates...................................................................          /1/

Investment bankers' fees and expenses
  Blackstone............................................................................          /1/
  Goldman Sachs.........................................................................          /1/

Consulting fees related to human resource
issues, public relations, regulatory support,
and other matters relating to the Transaction...........................................          /1/

Expenses related to integrating the operations of the merged company and miscellaneous..          /1/

TOTAL...................................................................................          /1/

Item 3.   Applicable Statutory Provisions

     Sections 9(a)(2) and 10 of the Act are directly or indirectly applicable to the proposed Transaction. To the extent that other sections of the Act or the Commission's rules thereunder are deemed to be applicable to the Transaction, such sections and rules should be considered to be set forth in this Item 3.

     Section 9(a)(2) of the Act makes it unlawful, without approval of the Commission under Section 10, "for any person...to acquire, directly or indirectly, any security of any public-utility company, if such person is an affiliate...of such company and of any other public-utility or

---------------------
/1/  To be filed by Amendment.

holding company, or will by virtue of such acquisition become such an affiliate." Under the definition set forth in Section 2(a)(11) of the Act, an "affiliate" of a specified company means "any person that directly or indirectly owns, controls, or holds with power to vote, 5 per centum or more of the outstanding voting securities of such specified company," and "any company 5 per centum or more of whose outstanding voting securities are owned, controlled, or held with power to vote, directly or indirectly, by such specified company...."

     LG&E and Kentucky Utilities, along with EEI and OVEC, are "public-utility companies" as defined in Section 2(a)(5) of the Act. Since LG&E Energy currently owns more than five percent of the voting securities of LG&E and will acquire more than five percent of the voting securities of Kentucky Utilities (and, indirectly, EEI and OVEC) as a result of the Transaction, LG&E Energy must obtain the approval of the Commission for the Transaction under Section 9(a)(2) and 10 of the Act. The statutory standards to be considered by the Commission in evaluating the Transaction are set forth in Sections 10(b), 10(c) and 10(f) of the Act.

     As set forth more fully below, the Transaction complies with all of the applicable provisions of Section 10 of the Act and should be approved by the
Commission:

     . The consideration to be paid in the Transaction is fair and reasonable;

     . The Transaction will not create detrimental interlocking relations or concentration of control;

     . The Transaction will not result in an unduly complicated capital structure for the LG&E Energy system;

     . The Transaction is in the public interest and the interests of investors and consumers;

     .    The Transaction is consistent with Sections 8 and 11 of the Act;

     . The Transaction tends toward the economical and efficient development of an integrated electric utility system; and

     .    The Transaction will comply with all applicable state laws.

     Furthermore, this Transaction also provides an opportunity for the Commission to follow certain of the interpretive recommendations made by the Division of Investment Management (the "Division") in the report issued by the Division in June 1995 entitled "The Regulation of Public Utility Holding Companies" (the "1995 Report"). While the Transaction and the requests contained in this Application-Declaration are well within the precedent of transactions approved by the Commission as consistent with the Act prior to the 1995 Report and thus could be approved without any reference to the 1995 Report, a number of the recommendations contained therein serve to strengthen the Applicant's analysis and would facilitate the creation of a new holding company better able to compete in the rapidly evolving utility industry. The Division's overall recommendation that the Commission "act administratively to modernize and simplify holding company regulation...and minimize regulatory overlap, while protecting the interests of consumers and investors,"/2/ should be used in reviewing this Application-Declaration because, as demonstrated below, the Transaction will benefit both consumers and shareholders of LG&E

---------------------
/2/ Letter of the Division of Investment Management to the Securities and Exchange Commission, 1995 Report at 3.

Energy and KU Energy and because the other federal and state regulatory authorities with jurisdiction over this Transaction have approved it as in the public interest.

A.   Section 10(b)

     Section 10(b) provides that, if the requirements of Section 10(f) are satisfied, the Commission shall approve an acquisition under Section 9(a) unless:
          (1) such acquisition will tend towards interlocking relations or the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers;

          (2) in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

          (3) such acquisition will unduly complicate the capital structure of the holding-company system of the applicant or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding-company system.

     1.   Section 10(b)(1)

          (a)  Interlocking Relations

     By its nature, any merger results in new links between previously unrelated companies. However, these links are not the types of interlocking relationships targeted by Section 10(b)(1), which was primarily aimed at preventing business combinations unrelated to operating synergies. The Merger Agreement provides for the Board of Directors of LG&E Energy to consist of fifteen members, eight designated by LG&E Energy and seven designated by KU Energy. Forging such relationships is beneficial to the protected interests under the Act and thus is not prohibited by Section 10(b)(1). The Commission has recognized that in the interest of efficiencies and economics, the existence of such interlocking relationships is permissible. See Northeast Utilities, Holding Co. Act Release No. 25221, 47 S.E.C. Docket 1270 (Dec. 21, 1990). Moreover, the benefits that will accrue to the public, investors and consumers from the combination of LG&E Energy and KU Energy make clear that whatever interlocking relationships may arise from the combination are not detrimental.

          (b)  Concentration of Control

     Section 10(b)(1) is intended to prevent utility acquisitions that would result in "huge, complex, and irrational holding company systems at which the Act was primarily aimed." In the

Matter of American Electric Power Company, Inc., Holding Co. Act Release No. 20633, 46 S.E.C. 1299, 1307 (July 21, 1978). In applying Section 10(b)(1) to utility acquisitions, the Commission must determine whether the acquisition will create "the type of structures and combinations at which the Act was specifically directed." Vermont Yankee Nuclear Power Corp., et al., Holding Co. Act Release No. 15958, 43 S.E.C. 693, 700 (Feb. 6, 1968). The merger of LG&E Energy and KU Energy will not create a "huge, complex and irrational system," but rather will afford the opportunity to achieve economies of scale and efficiencies which are expected to benefit investors and consumers.

     Size: While the combination of LG&E Energy and KU Energy will result in a large utility system, it certainly will not be one that exceeds the economies of scale of current electric generation and transmission technology. If approved, the LG&E Energy system will serve approximately 783,900 electric customers and 277,000 gas customers in one state, Kentucky, and 28,800 electric customers in Virginia. As of December 31, 1996, the combined consolidated assets of LG&E Energy and KU Energy totaled approximately $4.7 billion and, for the year ended December 31, 1996, combined operating revenues totaled approximately $4.3 billion. As of September 30, 1997, the combined consolidated unaudited assets of LG&E Energy and KU Energy totaled approximately $5.0 billion and, for the twelve months ended September 30, 1997, combined unaudited operating revenues totaled approximately $5.0 billion. As of December 31, 1996, the combined owned summer generating capacity of LG&E and Kentucky Utilities (including their share of OVEC and EEI capacity, but excluding the Big Rivers capacity) totaled 6,682 Mw.

     The Commission has approved a number of acquisitions involving larger utilities. See, e.g., Ameren Corporation, Holding Co. Act Release No. 26809 (December 30, 1997) (combination of Union Electric Co. and Central Illinois Public Service Company, combined assets at time of acquisition approximately $8.8 billion); New Century Energies, Inc., Holding Co. Act Release No. 26748, 65 S.E.C. Docket 277, (Aug. 1, 1997) (combination of Public Service Company of Colorado and Southwestern Public Service Company; combined assets at time of acquisition of approximately $7.0 billion); TUC Holding Company et al., Holding Co. Act Release No. 26749, 65 S.E.C. Docket 301, (Aug. 1, 1997) (combination of Texas Utilities Company and ENSERCH Corporation; combined assets at time of acquisition of $24.0 billion); Houston Industries Incorporated et al., Holding Co. Act Release No. 26744, 65 S.E.C. Docket 83, (July 24, 1997) (combination of Houston Industries Incorporated and NorAm Energy Corp.; combined assets at time of acquisition of $16.0 billion); CINergy Corp., Holding Co. Act Release No. 26146, 57 S.E.C. Docket 2353, (Oct. 21, 1994) (combination of The Cincinnati Gas & Electric Co. and PSI Resources, Inc.; combined assets at time of acquisition of approximately $7.9 billion); Entergy Corporation et al., Holding Co. Act Release No. 25952, 55 S.E.C. Docket 2035, (Dec. 17, 1993) (acquisition of Gulf States Utilities Company; combined assets at time of acquisition in excess of $22 billion); Northeast Utilities, supra (acquisition of Public Service Company of New Hampshire; combined assets at time of acquisition of approximately $9 billion); Centerior Energy Corp., Holding Co. Act Release No. 24073, 35 S.E.C. Docket 769 (April 29, 1986) (combination of Cleveland Electric Illuminating Company and Toledo Edison Company; combined assets at time of acquisition of approximately $9.1 billion); In the Matter of American Electric Power Company, Inc., supra (acquisition of Columbus and Southern Ohio Electric Company; combined assets at time of acquisition of close to $9 billion)./3/ Following the Transaction, LG&E Energy will be a mid-size exempt holding company, and its operations will not exceed the economies of scale of current electric generation and transmission technology or provide undue power or control to LG&E Energy in the region in which it will provide service.

     Efficiencies and economies: The Commission has rejected a mechanical size analysis under Section 10(b)(1) in favor of assessing the size of the resulting system with reference to the efficiencies and economies that can be achieved through the integration and coordination of utility operations. As the Commission stated in In the Matter of American Electric Power Company, although the framers of the Act were concerned about "the evils of bigness ... they were also aware that the combination of isolated local utilities into an integrated system afforded opportunities for economies of scale, the elimination of duplicate facilities and activities, the sharing of production capacity and reserves and generally more efficient operations...[and] [t]hey wished to preserve these opportunities...." supra at 1309.

     More recent pronouncements of the Commission confirm that size is not determinative. Thus, in Centerior Energy Corp., the Commission stated flatly that a "determination of whether to prohibit enlargement of a system by acquisition is to be made on the basis of all the circumstances, not on the basis of size alone." Supra, at 771; see also Entergy Corporation, supra. In addition, in the 1995 Report, the Division recommended that the Commission approach its analysis on merger and acquisition transactions in a flexible manner with emphasis on whether the transaction creates an entity subject to effective regulation and is beneficial for shareholders and customers as opposed to focusing on rigid, mechanical tests./4/

     By virtue of the Transaction, LG&E Energy will be in a position to realize the "opportunities for economies of scale, the elimination of duplicate facilities and activities, the sharing of production capacity and reserves and generally more efficient operations" described by the Commission in In the Matter of American Electric Power Company, Supra, at 1309. Among other things, the Transaction is expected to yield significant non-fuel savings primarily from reductions in labor costs and corporate and administrative expenses and from purchasing economies. These expected economies and efficiencies from the combined utility operations are described in greater detail in Item 3.B.2(a) below and are projected to result in net non-fuel savings of approximately $680 million over the first ten years alone. A portion of these savings will result in direct energy cost savings to customers through lower rates.

     Competitive Effects: Section 10(b)(1) also requires the Commission to consider possible anticompetitive effects of a proposed combination. See Entergy Corporation et al., supra at 2041, citing Municipal Electric Association v. S.E.C., 413 F. 2d 1052, 1056-1057 (D.C. Cir. 1969). As the Commission noted in
Northeast Utilities, the "antitrust ramifications of an acquisition must be considered in light of the fact that public utilities are regulated monopolies and that federal and state administrative agencies regulate the rates charged customers." Supra at

--------------------
/3/ These numbers are unadjusted for inflation. The AEP-Columbus number in particular would be considerably higher in current dollars.

/4/  1995 Report at 65-66.

1282. On February 25, 1998, LG&E Energy and KU Energy filed separate Notification and Report Forms with the Department of Justice and the Federal Trade Commission pursuant to the HSR Act describing the effects of the Transaction on competition in the relevant market and it is a condition to the consummation of the Transaction that the applicable waiting period under the HSR Act shall have expired.

     In addition, the competitive impact of the Transaction was considered by the FERC. A detailed explanation of the reasons why the Transaction will not threaten competition in even the most narrowly drawn geographic and product markets is set forth in the prepared testimony of Dr. Robert M. Spann and Dr. Mark W. Frankena, filed with the FERC on behalf of LG&E Energy and KU Energy, copies of which are filed as Exhibits D-1.1 and D-1.2, respectively. The application filed by LG&E Energy and KU Energy with the FERC is filed as Exhibit D-1.3. The Commission may appropriately rely upon the FERC with respect to such matters. Entergy Corporation et al., supra, at 2042, citing City of Holyoke v. S.E.C., 972 F.2d 358, 363-64 (D.C. Cir. 1992), quoting Wisconsin's Environmental Decade v. S.E.C., 882 F.2d 523,527 (D.C. Cir. 1989).

     As summarized in the testimony and exhibits of Dr. Spann and Dr. Frankena, LG&E Energy and KU Energy have a small share of a broad market. They concluded that the Transaction would raise no competitive concerns and would not have an adverse effect on competition because LG&E Energy and KU Energy are small participants in a highly competitive market. Prior to the Transaction, LG&E and Kentucky Utilities have shares of 1.8 percent and 2.7 percent, respectively, of installed generating capacity in the region. The relevant region consists of that area served by LG&E and Kentucky Utilities and the other electric utilities in Southern ECAR, Southern MAIN and Northern SERC (i.e., TVA). In addition, LG&E and Kentucky Utilities, along with other regional public utility companies, have filed for the FERC's approval to transfer operational control over certain transmission facilities owned separately by them to a Midwest Independent System Operator ("Midwest ISO"), and application has been made with the FERC to establish a Midwest ISO. As a policy matter, the FERC has recognized that participation in an Independent System Operator would likely serve to mitigate market power held by applicants in a merger proceeding./5/

     Following the Transaction, and even including Big Rivers' generating capacity, LG&E Energy's combined share of generating capacity in the region will be 5.7 percent. In fact, Dr. Spann concluded, "By itself, such a low share suggests that the proposed transaction is highly unlikely to have any anticompetitive effects. Indeed, two entities directly interconnected with both [LG&E and Kentucky Utilities], AEP and TVA, each have individual low-cost, coal-fired plants that have approximately as much or more capacity than LG&E's total capacity...prior to this [Transaction] and the lease of Big Rivers' capacity."

     For these reasons, the Transaction will not "tend towards interlocking relations or the concentration of control" of public utility companies, of a kind or to the extent detrimental to the public interest or the interests of investors or customers within the meaning of Section 10(b)(1).

     2.   Section 10(b)(2)

          As noted above, the Commission may not approve the proposed combination of LG&E Energy and KU Energy under Section 10(b)(2) if it finds that the consideration to be paid in connection with the combination, including all fees, commissions and other remuneration, is "not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of...the utility assets underlying the securities to be acquired...."

------------------------
/5/ See Inquiry Concerning the Commission's Merger Policy Under the Federal Power Act: Policy Statement, Order No. 592, 61 Fed. Reg. 68,595 (1996), FERC Stats. & Regs. 31,044 (1996), order on reconsideration, Order No. 592-A, 62 Fed. Reg. 33,341 (1997)

          (a)  Reasonableness of Consideration

          LG&E Energy and KU Energy believe that standards of Section 10(b)(2) regarding consideration are satisfied in the present case for the following reasons.

     First, the Transaction is a pure stock-for-stock exchange and qualifies for treatment as a pooling of interests. As set forth more fully above and except for KU Energy Dissenters' Shares, each share of KU Energy Common Stock will be converted into the right to receive 1.67 shares of LG&E Energy Common Stock, and each share of LG&E Energy Common Stock (except for LG&E Energy Dissenters' Shares) will continue as a share of LG&E Energy Common Stock. The Transaction will therefore involve no "acquisition adjustment" or other write-up of the assets of LG&E Energy or KU Energy.

     Second, the Transaction was submitted to, and approved by, the affected public shareholders, i.e., the common shareholders of LG&E Energy and KU Energy. Holders of approximately 97% of LG&E Energy's common stock represented at the meeting approved the Transaction and holders of approximately 95% of KU Energy common stock represented at the meeting approved the Transaction.

     Third, the Exchange Ratio is the product of extensive and vigorous arms-length negotiations between LG&E Energy and KU Energy. These negotiations were preceded by extensive due diligence, analysis and evaluation of the assets, liabilities and business prospects of each of the respective companies. See Item 1.C.1 of this Application-Declaration and "Background of the Merger" at pages 35 to 42 of the Registration Statement (Exhibit C-1 hereto). As recognized by the Commission in Ohio Power Co., Holding Co. Act Release No. 16753, 44 S.E.C. 340, 346 (June 8, 1970), prices arrived at through arms-length negotiations are particularly persuasive evidence that Section 10(b)(2) is satisfied.

     Finally, nationally-recognized investment bankers for each of LG&E Energy and KU Energy have reviewed extensive information concerning the companies, analyzed the Exchange Ratio employing a variety of valuation methodologies and opined that the Exchange Ratio is fair to the respective holders of LG&E Energy Common Stock and KU Energy Common Stock as of the date of the Merger Agreement and as of the date the proxy statement/prospectus included in the Registration Statement was mailed to the respective stockholders of LG&E Energy and KU Energy. The investment bankers' analyses and opinions are described in detail on pages 46 to 56 of the Registration Statement (Exhibit C-1 hereto). The assistance of independent consultants in setting considerations has been recognized by the Commission as evidence that the requirements of Section 10(b)(2) have been met. The Southern Company; SV Ventures, Inc., Holding Co. Act Release No. 24579, 40 S.E.C. 350 (Feb. 12, 1988).

     In rendering their fairness opinions, LG&E Energy's investment banker (Blackstone) and KU Energy's investment banker (Goldman Sachs) performed a number of analyses relevant to the reasonableness of the Exchange Ratio and their relation to the investment in, and earning capacity of, the utility assets of LG&E Energy and KU Energy. These analyses considered, among other things, the pro forma effect of the Transaction on earnings, dividends and cash flow, and the respective contributions of LG&E Energy and KU Energy in terms of assets, earnings, dividends, cash flow and businesses. Both Blackstone and Goldman Sachs considered both public and non-public historical and projected financial information and forecasts related to the earnings, assets, business, dividends, cash flow, and prospects of LG&E Energy and KU Energy; historical market prices and trading activities of LG&E Energy Common Stock and KU Energy Common Stock and certain publicly traded companies deemed similar; and other information, as more fully described on pages 46 to 56 of the Registration Statement.

     In light of these opinions and an analysis of all relevant factors, including the benefits that may be realized as a result of the Transaction, the Exchange Ratio falls within the range of reasonableness, and the consideration for the Transaction bears a fair relation to the sums invested in, and the earning capacity of, the utility assets of LG&E Energy and KU Energy.

          (b)  Reasonableness of Fees

     LG&E Energy and KU Energy believe that the overall fees, commissions and expenses incurred and to be incurred in connection with the Transaction are reasonable and fair in light of the size and complexity of the Transaction relative to other transactions and the anticipated benefits of the Transaction to the public, investors and consumers are consistent with recent precedent, and meet the standards of Section 10(b)(2).

     As set forth in Item 2 of this Application-Declaration, LG&E Energy and KU Energy together expect to incur a combined total of approximately $16.5 million/6/ in fees, commissions and expenses in connection with the Transaction. By contrast, Union Electric Co. and Central Illinois Public Service Company together incurred $21.8 million in fees, commissions and expenses in connection with their combination into Ameren Corporation; Public Service Company of Colorado and Southwestern Public Service Company together incurred $23.5 million in fees, commissions and expenses in connection with their combination into New Century Energies, Inc.; Texas Utilities Company and ENSERCH Corporation together incurred $37.2 million in fees, commissions and expenses in connection with their combination into TUC Holding Company; Houston Industries Incorporated and NorAm Energy Corp. together incurred $32.0 million in connection with their combination into Houston Industries Incorporated; The Cincinnati Gas and Electric Company and PSI Resources, Inc. together incurred $47.1 million in fees, commissions and expenses in connection with their combination into CINergy Corp.; Northeast Utilities alone incurred $46.5 million in fees and expenses in connection with its acquisition of Public Service Company of New Hampshire; and Entergy Corporation alone incurred $38 million in fees in connection with its recent acquisition of Gulf States Utilities--all of which amounts were approved as reasonable by the Commission. See New Century Energies, Inc., supra; TUC Holding Company et al., supra; Houston Industries Incorporated et al., supra; CINergy Corp., supra; Northeast Utilities, supra; Entergy Corporation, et al., supra.

     With respect to financial advisory fees, LG&E Energy and KU Energy believe that the fees payable to their investment bankers are fair and reasonable for similar reasons.

---------------------

/6/ This number is a preliminary estimate only, and will be updated as necessary.

     In October 1996, KU Energy engaged Goldman Sachs as a financial advisor to assist the senior management of KU Energy in exploring the possibility of a business combination with LG&E Energy. The Board of Directors of KU Energy selected Goldman Sachs as a financial advisor in connection with the proposed business combination because Goldman Sachs, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Goldman Sachs is familiar with KU Energy, having acted as its financial advisor in connection with, and having participated in certain of the negotiations leading to, the Merger Agreement. Goldman Sachs has also provided certain investment banking services to KU Energy from time to time, including acting as managing underwriter of certain public offerings of debt securities of Kentucky Utilities.

     Pursuant to a letter agreement dated October 22,1996 (the "Goldman Sachs Engagement Letter"), KU Energy engaged Goldman Sachs to act as its financial advisor in connection with a potential merger, business combination or other strategic combination. Pursuant to the terms of the Goldman Sachs Engagement Letter, KU Energy has paid Goldman Sachs retainer fees of $150,000, which amount is credited against the Success Fee (as defined below). In addition, in connection with the Transaction, KU Energy has agreed to pay Goldman Sachs a success fee of 0.475% of the aggregate consideration paid for the KU Energy Common Stock (including amounts paid to holders of options, warrants and convertible securities) of approximately $7.4 million (the "Success Fee"). The Success Fee is payable in three installments, 33.3% upon execution of the Merger Agreement, 33.3% upon the approval of the Merger Agreement by KU Energy shareholders and 33.3% upon the consummation of the Transaction. The first installment was calculated based on the LG&E Energy Common Stock closing price on May 20, 1997, the business day prior to the announcement of the execution of the Merger Agreement. The remaining installments will consist of the actual Success Fee less the actual installments previously paid. The retainer fees were credited against the first installment of the Success Fee. KU Energy has also agreed to reimburse Goldman Sachs quarterly for its reasonable out-of-pocket expenses, including attorneys' fees and disbursements of up to $100,000 (which amount may be increased with the consent of KU Energy, which consent may not be unreasonably withheld), and to indemnify Goldman Sachs against certain liabilities, including certain liabilities under the federal securities laws.

     In October, 1996, LG&E Energy entered into an engagement letter with Blackstone pursuant to which Blackstone was retained to act as LG&E Energy's financial advisor in connection with a potential business combination with KU Energy. LG&E Energy retained Blackstone because of its experience and expertise. Blackstone has an internationally recognized merger and acquisition advisory business. Blackstone, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions. Blackstone is familiar with LG&E Energy, having provided certain investment banking services to LG&E Energy from time to time, and having acted as its financial advisor in connection with, and having participated in certain of the negotiations leading to, the Transaction.

     Pursuant to a letter agreement dated October 17, 1996, (the "Blackstone Engagement Letter"), LG&E Energy engaged Blackstone to act as its financial advisor with respect to a possible transaction with KU Energy. Pursuant to the terms of the Blackstone Engagement Letter, LG&E Energy has agreed to pay
Blackstone: (i) an engagement fee of $175,000 (the "Engagement Fee"), (ii) monthly fees of $50,000 over a period commencing October 17, 1996 through the execution of the Merger Agreement with KU Energy but not to exceed six months (the "Monthly Retainer Fee"), (iii) $1,000,000 upon execution of the Merger Agreement (the "Merger Execution Fee"), (iv) $1,000,000 upon approval of the Merger Agreement by holders of LG&E Energy Common Stock (the "Merger Approval Fee"), and (v) a success fee of $5,175,000 upon consummation of the Transaction (against which the Engagement Fee, the Monthly Retainer Fee, the Merger Execution Fee and the Merger Approval Fee are to be credited). In addition, LG&E Energy has agreed to reimburse Blackstone for its reasonable out-of-pocket expenses, including the fees and disbursements of their attorneys, and to indemnify Blackstone and certain related persons against certain liabilities, including certain liabilities under the federal securities laws, arising out of its engagement.

     In the instant case, the aggregate fees to be paid to both companies' investment bankers in connection with the Transaction--approximately $12.6 million as described above--constitute approximately .45% of the companies' combined market value./7/ These fees are generally in accord with the fees approved by the Commission in recent cases. In one recent case, the Commission approved combined investment banking fees of approximately $11 million, equal to
 .30% of the market value of the transaction. New Century Energies, Inc., supra. In TUC Holding Company et al., supra, the Commission approved combined investment banking fees of approximately $21 million, amounting to .22% of the combined market value of the common stock of Texas Utilities Company and ENSERCH Corporation. The combined investment banking fees of approximately $24 million approved by the Commission in the combination of Houston Industries Incorporated and NorAm Energy Corp. amounted to .32% of the combined market value of the two companies' common stock. Houston Industries Incorporated et al., supra. In The Southern Company; SV Ventures, Inc., supra, the Commission approved investment banking fees equal to 0.96% of the aggregate value of the acquisition, or more than twice the investment banking fee here on a percentage basis. In Centerior Energy Corp., supra, relating to the affiliation of two utility companies under a new common holding company, the Commission approved combined investment banking fees amounting to 0.275% of the combined market value of the two companies' common stock. In its order approving the acquisition by Northeast Utilities of Public Service Company of New Hampshire, the Commission approved approximately $10.6 million in financial advisory fees for Northeast alone, representing in excess of 0.35% of the value placed by the bankruptcy court on the assets to be acquired. Northeast Utilities, supra. In the Entergy-Gulf States decision, the Commission approved financial advisory fees of $8.3 million by Entergy to its investment bankers, representing 0.36% of the market value of the transaction. Entergy Corporation, et al., supra. Finally, in CINergy, the Commission approved investment banking and financial advisory fees of approximately $13.1 million, amounting to 0.31% of the aggregate combined market value of the two companies'

-------------------------

/7/ Based on the number of shares of LG&E Energy Common Stock and KU Energy Common Stock outstanding as of September 30, 1997 and their closing prices on September 30, 1997 of $22 3/16 and $34 11/16 per share, respectively.

common stock. CINergy Corp., supra. The estimated financial advisory fees to be paid by LG&E Energy and KU Energy in connection with the Transaction are smaller on a percentage basis than those approved in Southern, and generally comparable on a percentage basis to those approved in Northeast Utilities, Entergy and CINergy.

          Finally, the investment banking fees of LG&E Energy and KU Energy reflect the competition in the marketplace, in which investment banking firms actively compete with each other to act as financial advisors to merger partners.
          Section 10(b)(3)

          Section 10(b)(3) requires the Commission to determine whether the Transaction will "unduly complicate the capital structure" of the LG&E Energy system or will be "detrimental to the public interest or the interest of investors or consumers or the proper functioning" of the LG&E Energy system.

          Capital structure: The corporate capital structure of LG&E Energy after the Transaction will not be unduly complicated and will be substantially similar to capital structures approved by the Commission in other orders. See, e.g., Centerior Energy Corp., supra; Midwest Resources, Inc., et al., Holding Co. Act Release No. 25159, 47 S.E.C. Docket 252 (Sept. 26, 1990); CINergy Corp., supra.
          In the Transaction, the shareholders of KU Energy will receive LG&E Energy Common Stock. LG&E Energy will own 100% of the common stock of LG&E and Kentucky Utilities and there will be no minority common stock interest remaining in either company. Furthermore, the existence of LG&E and Kentucky Utilities preferred stock will not unduly complicate the capital structure of LG&E Energy. Each outstanding share of LG&E and Kentucky Utilities preferred stock will remain outstanding without change. Each share of the 5% series of LG&E preferred stock (the "LG&E Voting Preferred") is entitled to one vote per share on all matters presented to stockholders. If the Transaction were consummated December 31, 1996, the outstanding LG&E Voting Preferred would have represented 3.39% of the total voting power of the LG&E preferred and common stock, 1.3% of the total capital of LG&E (including long-term and short-term debt) and 2.4% of the book equity which comprises common and preferred stock and retained earnings. For the year ended December 31, 1996, and the twelve months ending September 30, 1997, LG&E's combined fixed charges and preferred dividend requirements were covered
4.54 times and 4.69 times, respectively, before provision for taxes. In addition, due to the obligations imposed by Kentucky law and the substantial financial commitment of LG&E Energy in LG&E, there is virtually no likelihood that LG&E assets or businesses will be permitted to deteriorate to an extent that would jeopardize the interests of the LG&E preferred stock. The Commission has found previously that the existence of preferred stock under facts similar to those of LG&E does not violate the standards of Sections 10(b)(3), 10(c)(1) or 11(b)(2) of the Act. Illinois Power Company, Holding Co. Act Release No. 16574, 44 S.E.C. 140 (Jan. 2, 1970). See also Niagara Mohawk Power Corporation, S.E.C. No-Action Letter (Jan. 24, 1991), CIPSCO Incorporated, Holding Co. Act Release No. 25152, 47 S.E.C. Docket 174 (1990) and In the Matter of Texas Utilities Co., Holding Co. Act Release No. 9786, 31 S.E.C. 367 (Apr. 5, 1950).

     The existing debt securities of LG&E and Kentucky Utilities will likewise remain outstanding without change. The only voting securities of LG&E Energy which will be publicly held after the Transaction will be LG&E Energy Common Stock.

     LG&E Energy will have the ability to issue preferred stock, the terms of which, including any voting rights, may be set by LG&E Energy's Board of Directors. The only class of voting securities of LG&E Energy direct non-utility subsidiaries will be common stock and, in each case, all issued and outstanding shares of such common stock will be held by LG&E Energy.

     Set forth below are summaries of the historical capital structures of LG&E Energy and KU Energy as of December 31, 1996, and the pro forma combined capital structure of LG&E Energy (assuming the Transaction occurred on December 31,
1996):


                 LG&E Energy and KU Energy Historical Capital Structures
                                  (dollars in millions)

                                      LG&E Energy                     KU Energy
                             -----------------------------  ------------------------------
Common stock equity             $  811,218           47.4%      $  645,513           50.2%
Preferred stock                     95,328            5.6           40,000            3.1
Long-term debt                     646,835           37.8          546,373           42.5
Short-term debt/8/                 158,000            9.2           54,221            4.2
                                ----------          -----       ----------          -----
Total                           $1,711,381          100.0%      $1,286,107          100.0%
                                ==========          =====       ==========          =====

                LG&E Energy Pro Forma Combined Capital Structure
                       (dollars in millions) (unaudited)

Common stock equity             $1,456,731           48.6%
Preferred stock                    135,328            4.5
Long-term debt                   1,193,208           39.8
Short-term debt/9/                 212,221            7.1
                                ----------          -----
Total                           $2,997,488          100.0%
                                ==========          =====

     Set forth below are summaries of the unaudited historical capital structures of LG&E Energy and KU Energy as of September 30, 1997, and the unaudited pro forma combined capital structure of LG&E Energy (assuming the Transaction occurred on September 30, 1997):

------------------------------

/8/  Includes long-term debt due currently.
/9/  Includes long-term debt due currently.

            LG&E Energy and KU Energy Historical Capital Structures
                             (dollars in millions)


                                  LG&E Energy                 KU Energy
                                  -----------                 ---------
Common stock equity         $  828,970     43.7%        $  659,049       51.7%
Preferred stock                 95,328      5.0             40,000        3.1
Long-term debt                 664,315     35.0            546,351       42.9
Short-term debt/10/            309,161     16.3             29,921        2.3
                            ----------    -----         ----------      -----
Total                       $1,897,774    100.0%        $1,275,321      100.0%
                            ==========    =====         ==========      =====

               LG&E Energy Pro Forma Combined Capital Structure
                       (dollars in millions) (unaudited)

Common stock equity             $1,488,019           46.9%
Preferred stock                    135,328            4.3
Long-term debt                   1,210,666           38.1
Short-term debt/11/                339,082           10.7
                                ----------
Total                           $3,173,095          100.0%
                                ==========

     LG&E Energy's pro forma combined common equity to total capitalization ratio of 48.6% (46.9% as of September 30, 1997) is significantly higher than Northeast Utilities' 27.6% common equity position and comfortably exceeds the "traditionally acceptable 30% level." Northeast Utilities, supra, at 1279.

     Protected interests: Section 10(b)(3) also requires the Commission to determine whether the proposed combination will be detrimental to the public interest, the interests of investors or consumers or the proper functioning of the LG&E Energy system. The combination of LG&E Energy and KU Energy is entirely consistent with the proper functioning of the LG&E Energy holding company system. LG&E's and Kentucky Utilities' utility operations will be fully integrated. Further, the combination will result in substantial, otherwise unavailable, savings and benefits to the public and to consumers and investors of both companies and the integration of LG&E and Kentucky Utilities will improve the efficiency of their respective systems. The Transaction also has been approved by the Kentucky Commission and supported by resolutions of both houses of the Kentucky legislature. Copies of these resolutions are attached hereto as Exhibit K-1. The integration of LG&E and Kentucky Utilities is described below in Item 3.B.2(a) and the benefits and savings are described in
Item 3.B.2(b). Moreover, as noted by the Commission in Entergy Corporation et al., supra, at 2045, "concerns with respect to investors' interests have been largely addressed by developments in the federal securities laws and the securities market themselves." LG&E Energy, LG&E and Kentucky Utilities are and will remain reporting companies subject to the continuous disclosure requirements of the 1934 Act following the completion of the Transaction. The various reports previously filed by LG&E

--------------------------------

/10/ Includes long-term debt due currently.

/11/ Includes long-term debt due currently.

Energy, KU Energy, LG&E and Kentucky Utilities under the 1934 Act contain readily available information concerning the Transaction. For these reasons, the Applicant believes that the Transaction will be in the public interest and the interest of investors and consumers, and will not be detrimental to the proper functioning of the resulting holding company system.

B.   Section 10(c)

     Section 10(c) of the Act provides that, notwithstanding the provisions of
Section 10(b), the Commission shall not approve:

     (1) an acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of Section 8 or is detrimental to the carrying out of the provisions of Section 11/12/; or

     (2) the acquisition of securities or utility assets of a public-utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and the efficient development of an integrated public utility system....

     1.   Section 10(c)(1)

          (a)  Compliance With Section 8

     Section 8 prohibits registered holding companies from acquiring properties which would result in combined gas and electric operations in the same area without the authorization of the appropriate state commission, where state law prohibits or requires authorization for such combined operations. Section 8 applies only to registered systems and thus, by its terms, is not applicable to LG&E Energy, KU Energy or the Transaction. Moreover, the Transaction will occur only after authorization of the Kentucky Commission and the Virginia Commission have been granted. As previously noted, the Kentucky Commission approved the Transaction on September 12, 1997, and the Virginia Commission approved the Transaction on January 20, 1998. Accordingly, the Transaction will not be unlawful under Section 8, and thus that portion of Section 10(c)(1) relating to
Section 8 of the Act is satisfied.

          (b)  No Detriment to the Carrying Out of Section 11

     Section 11 of the Act sets forth the integration and simplification requirements of the Act applicable to registered holding company systems.
Section 11 requires the Commission to take action with respect to registered holding company systems that will (1) limit the operations of each registered holding company system to a single integrated public-utility system, certain


---------------------

/12/ By their terms, Sections 8 and 11 only apply to registered holding companies and are therefore inapplicable at present to LG&E Energy or KU Energy, since neither is now a registered holding company. Also, under the present transaction structure, LG&E Energy will remain an exempt holding company after consummation of the Transaction.

"functionally related" businesses/13/, and one or more additional integrated public utility systems meeting certain requirements (Section 11(b)(1)); and (2) ensure that the registered system has a simplified corporate structure without undue or unnecessary complications or inequitable distribution of voting power (Section 11(b)(2)).

     Section 11 applies only to registered holding companies. In a proceeding under Section 9(a)(2) where the resulting system would be exempt, as well as in proceedings under Section 3 for the grant of an exemption, compliance with the standards of Section 11 is not required./14/ As the Commission has stated in approving an exempt company's application under both Section 9(a)(2) and Section 3, "Section 10(c)(1)'s requirement that the acquisition not be `detrimental' to carrying out the provisions of Section 11 does not mandate that the latter section's integration requirements be met."/15/

     Instead, in applying Section 10(c)(1) to an exempt system, the Commission looks to whether the acquisition would be detrimental to the public interest. With respect to combination gas and electric systems, which could raise integration issues under Section 11 for registered holding companies, the Commission approves applications for exempt systems where it finds generally that the other requirements of Section 10 have been met and that the appropriate state commission has acted favorably. For example, in TUC Holding Company et al., supra, the Commission was faced with the acquisition of a significant gas utility by an exempt holding company engaged only in the electric utility business. The Commission stated:

     Section 11(b)(1) makes provision for the acquisition and retention of more than one integrated system only if the requirements of section 11(b)(1)(A)-
     (C) ("ABC clauses") are satisfied. By its terms, however, section 11(b)(1) applies only to registered holding companies. The Commission has previously determined that a holding company may acquire utility assets that will not, when combined with the acquiring company's existing utility assets, make up an integrated system or comply fully with the ABC clauses, provided that there is de facto (emphasis in original) integration of contiguous utility


---------------------

/13/ See Mississippi Power & Light Co. S.E.C. No-Action Letter [1982 Transfer Binder] Fed. Sec. L. Rep. (CCH) (P)77,241 at 78,047 (July 1, 1982)
      (holding company's electric utility subsidiary's acquisition of a 40% interest in a cable television company did not bear the "functional relationship" to the operation of the utility system required by Section 11(b)(1) of the Act); Consolidated Natural Gas Service Co., S.E.C. No-Action Letter [1982-1982 Transfer Binder] Fed. Sec. L. Rep. (CCH)
      (P)77,328 at 78,224 (Oct. 27, 1982) (("functional relationship") test requires that acquisition be "reasonably incidental" and "economically necessary" to operations of utility systems).

/14/ See e.g., TUC Holding Company et al., supra, at 305. ("By its terms, however, Section 11(b)(1) applies only to registered holding companies."); Gaz Metropolitain, Inc., Holding Co. Act Release No. 26170, 58 S.E.C. Docket 189, 193 (Nov. 23, 1994) ("Exempt holding companies are not directly subject to Section 11(b)(1)'s integration standards."). See also the 1995 Report at 61. ("Section 11's integration provisions apply only to registered holding companies"); Dominion Resources, Inc., Holding Co. Act Release No. 24618 40 S.E.C. Docket 847, 849 (Apr. 5, 1988) (where no consideration of Section 11(b)(1) was necessary as DRI was entitled to an exemption under Rule 2 of the Act.)

/15/  Gaz Metropolitain Inc., supra, note 14, at 193.

     properties and the holding company will be exempt from registration under section 3 of the Act following the acquisition./16/

Applying this standard to the combination of a purely electric utility system with a purely gas utility system, the Commission determined that the standard had been met. The Commission stated:

     In this matter, there will be de facto (emphasis in original) integration of the combined utility properties. The respective service territories of the TUC and ENSERCH systems generally overlap. The two systems will be coordinated administratively. The combination offers TUC and ENSERCH a means to compete more effectively in the emerging energy services business, and it does not appear that the merger will give rise to any of the abuses, such as ownership of scattered utility properties, inefficient operations, lack of local management or evasion of state regulation, that section 11(b)(1) and the Act generally were intended to address. The merger of the two companies should have no effect upon the ability of state and local ratemaking authorities to carry out their statutory duties. Accordingly, the Commission does not find that the proposed acquisition would be detrimental to the carrying out of section 11, so that section 10(c)(1) of the Act is satisfied./17/

     Similarly, in WPL Holdings, Inc., the Commission approved a reorganization in which a holding company was established over combined gas and electric operations./18/ The Commission stated:

          We have recognized in previous cases that exempt companies, such as Holdings, are not held to strict compliance with the single-integrated, public-utility standard of Section 11(b)(1) "unless and except" (in the prefatory language of Section 3(a)) less than full compliance with that standard would be "detrimental to the public interest or the interest of investors or consumers."/19/

Looking generally to the public interest, the Commission noted that the state authorities had expressly approved and authorized the transaction and would continue to assert jurisdiction over and to oversee the operations of the companies. The Commission stated:

          Where, as here, the record contains evidence of affirmative state regulation over the activities of a combination company otherwise entitled to an exemption under Section 3(a) from the provisions of the Act, we need not find, and in this case do


---------------------

/16/ TUC Holding Company et al., supra, at 305-306, citing to Gaz Metropolitain Inc., supra note 14.

/17/   Id. at 306.

/18/ WPL Holdings, Inc., Holding Co. Act Release No. 24590, 49 S.E.C. 761 (Feb. 26, 1988), aff'd in part and rev'd in part sub nom. Wisconsin's Environmental Decade, Inc. v. S.E.C., supra.

/19/   WPL Holdings, Inc., supra note 18, at 769-70.

          not find, that permitting retention of combined operations would be detrimental to the public interest or the interest of investors or consumers./20/


     Subsequently, in Dominion Resources, Inc., the Commission used the same reasoning to approve the acquisition by a combination company of a gas utility./21/ In so doing, the Commission explicitly recognized that the limits in Section 11 were inapplicable given the applicant's exemption from registration. With respect to the extension of the gas operations of the combined system, the Commission took pains to state that "the only question" was whether that extension would be "detrimental to the public interest or in the interest of investors or consumers" within the language of Sections 10(b)(1) and 10(b)(3)./22/ The Commission went on to state that Section 10(c)(1) of the Act would bring Section 11(b)(1) into consideration only if Dominion Resources were not entitled to an exemption under Rule 2 of the Act./23/

     Recently, in New Century Energies, the Commission also recognized that the gas and electric industries are converging and that separation of such businesses could cause the separated entities to be weaker competitors. Thus the concern, expressed in earlier cases such as New England Electric System, that joint ownership of gas and electric facilities could be detrimental to the public interest is no longer relevant. In fact, the Commission now recognizes that such joint control is likely to promote the public interest through creation of stronger competitors.

     Based on the foregoing precedent, the Transaction clearly satisfies the requirements of Section 10(c)(1). First, as discussed previously and as will be discussed below, the combination of LG&E Energy and KU Energy will meet all the specific standards set forth in Section 10, including the requirement that the Transaction tend toward the efficient and economical development of an integrated public utility system. In brief, the combination will produce an integrated electric utility system that overlaps an integrated gas utility system and that will reap the many benefits available from combined resources while preserving local control and state regulation, and while also enhancing, rather than decreasing, competition in Kentucky and nationwide. Second, the Transaction will not go forward until the Kentucky Commission and the Virginia Commission have addressed and ruled favorably on the issues raised by combining the electric and gas system of LG&E with the electric system of Kentucky Utilities. As previously noted, the Kentucky Commission approved the Transaction on September 12, 1997, and the Virginia Commission approved the Transaction on January 20, 1998. Finally, the Applicant does not believe that the Transaction poses any other concerns to the public interest or

---------------------

/20/  Id. at 772.

/21/  Dominion Resources, Inc., supra, note 14.

/22/  Id. at 849.

/23/ Id., n.3. See also Midwest Resources, Inc., supra; I.E. Industries Inc., et al., Holding Co. Act Release No. 25325, 48 S.E.C. Docket 1735 (June 3,
      1991); Southern Indiana Gas and Electric Company, Holding Co. Act Release No. 26075, 57 S.E.C. Docket 78 (June 30, 1994); NIPSCO Industries, Inc., Holding Co. Act Release No. 25766, 53 S.E.C. Docket 1997 (Mar. 25, 1993); NIPSCO Industries, Inc., Holding Co. Act Release No. 25470, 50 S.E.C. Docket 1231 (Feb. 5, 1992). In these cases, the Commission approved acquisitions or reorganizations involving exempt combination systems without specifically addressing Section 10(c)(1).

the interest of investors or consumers than those already addressed or that are likely to arise in the state proceedings. For these reasons, no adverse finding is required under Section 10(c)(1).

     2.   Section 10 (c)(2)

          Because the Transaction is expected to result in substantial cost savings and synergies, it will tend toward the economical and efficient development of an integrated public utility system, thereby serving the public interest, as required by Section 10(c)(2) of the Act. "The Commission has previously determined ... that where a holding company will be exempt from registration under section 3 of the Act following an acquisition of non-integrating utility assets, it suffices for purposes of section 10(c)(2) to find benefits to one integrated system."/24/ The Transaction clearly satisfies this requirement as it will produce benefits both to the electric utility businesses of LG&E and Kentucky Utilities and to the gas utility business of LG&E.

          (a)  Efficiencies and Economies

          The Transaction will produce economies and efficiencies more than sufficient to satisfy the standards of Section 10(c)(2) of the Act. Although some of the anticipated economies and efficiencies will be fully realizable only in the longer term, they are properly considered in determining whether the standards of Section 10(c)(2) have been met. See In the Matter of American Electric Power Co., supra at 1320-1321. Some potential benefits cannot be precisely estimated, nevertheless they too are entitled to be considered. "[S]pecific dollar forecasts of future savings are not necessarily required; a demonstrated potential for economies will suffice even when these are not precisely quantifiable." Centerior Energy Corp., supra at 775, citing In the Matter of American Electric Power Co., supra.

          LG&E Energy and KU Energy estimated the nominal dollar value, net of costs to achieve, of non-fuel savings from the Transaction to be approximately $680 million over a 10-year period. The Transaction is expected to yield several types of presently quantifiable benefits and savings, which are identified by area below: (1) corporate and operations labor costs; (2) facilities integration; (3) corporate and administration programs; (4) purchasing economies (nonfuel); and (5) capacity deferral. The total amount of savings currently estimated in each of these categories, on a nominal dollar basis is summarized in the table below:


---------------------

/24/ TUC Holding Company et al., supra at 306, citing Gaz Metropolitain, Inc., supra note 14.

                    Transaction Synergies in Nominal Dollars

--------------------------------------------------------------------------------
              Category                                       Nominal
                                                             Amount
--------------------------------------------------------------------------------

Corporate and Operations Labor                           $380.4 million

Facilities Integration                                     $8.3 million

Corporate and Administrative Programs                    $168.5 million

Purchasing Economies (Nonfuel)                           $160.5 million

Capacity Deferral                                         $46.9 million
================================================================================

Total Savings                                            $764.5 million

Less: Costs to Achieve                                   ($77.2 million)
================================================================================

Net Savings                                              $687.3 million

     These expected savings exceed, or are comparable to, the anticipated savings in a number of recent acquisitions approved by the Commission. See, e.g., Ameren Corporation, supra (estimated savings of $686 million over 10 years); New Century Energies, Inc. supra at 281 (estimated savings of $770 million over 10 years); TUC Holding Company, supra, at 303 (estimated savings of $505 million over 10 years); Northeast Utilities, supra, at 1286 (estimated savings of $837 million over 11 years); The Kansas Power and Light Co., Holding Co. Act Release No. 25465, 50 S.E.C. Docket 1224 (February 5, 1992) (expected savings of $140 million over five years); IE Industries Inc., et al., supra note 22 at 1736 (expected savings of $91 million over ten years); Midwest Resources, supra, at 253 (estimated savings of $25 million over five years). These savings categories are described in greater detail below.

     Corporate and Operations Labor Costs Savings: LG&E Energy and KU Energy estimate that a net reduction in labor costs of approximately $380.4 million can be achieved as a result of the Transaction through elimination of approximately 453 full time equivalent duplicative positions in certain corporate functions, with 373 occurring in the first year after the consummation of the Transaction and 80 occurring in the second year.

     Facilities Integration: LG&E Energy and KU Energy estimate that the combination and elimination of existing facilities will result in savings of approximately $8.3 million.

     Corporate and Administrative Programs: LG&E Energy and KU Energy estimate a reduction in corporate and administrative programs through the consolidation of overlapping or duplicative programs and expenses of $168.5 million. Specific areas in which savings are expected to occur include information systems, professional services, benefits, insurance, directors' fees, advertising and shareholder services.

     Purchasing Economies (Nonfuel): LG&E Energy and KU Energy estimate savings of $160.5 million through the combined procurement of material and supplies, inventory reduction from standardization and limited sharing of parts and components and from economies of scale from the aggregation of related work activities and increased purchasing power over service providers.

     Capacity Deferral: LG&E Energy and KU Energy estimate $46.9 million of savings resulting from deferral of costs associated with the building of new generation or purchasing firm generating capacity created by diversity of the peaks of LG&E and Kentucky Utilities and a joint reduction in reserve margins.

     Additional Expected Benefits: In addition to the benefits described above, there are other benefits which, while presently difficult to quantify, are nonetheless substantial. These other benefits include maintenance of competitive rates, expanded management resources, production dispatch savings and continued community involvement.

          Maintenance of Competitive Rates: LG&E Energy will be able after the Transaction to meet the challenges of the increasingly competitive environment in the utility industry more effectively than either LG&E Energy or KU Energy standing alone. The Transaction will create the opportunity for strategic, financial and operational benefits for customers in the form of lower rates over the long term and for shareholders in the form of greater financial strength and financial flexibility. Kentucky Utilities and LG&E proposed in filings with the Kentucky and Virginia Commissions and the FERC that net non-fuel savings expected to result from the Transaction be spread among the shareholders, wholesale requirements customers and the retail electric customers in each state. The Kentucky Commission approved the Transaction on September 12, 1997, and approved surcredit tariffs that will result in reductions in Kentucky retail electric customers' bills in amounts based on 50% of the currently estimated gross non-fuel cost savings to be achieved during the first five years, less 50% of the actual costs to achieve such savings (but not in excess of the currently estimated costs to achieve) in each of the five years following effectiveness of the Transaction. In addition, the parties have agreed to a five year retail rate freeze absent the occurrence of extraordinary events that impair the utilities' credit or operations. Before FERC, the companies have agreed to similarly freeze wholesale rates for the same period. All of the rate plans are effective upon closing of the Transaction.

          Expanded Management Resources: A combined LG&E Energy and KU Energy entity will be able to draw on a larger and more diverse mid and senior-level management pool to lead LG&E Energy after the Transaction forward in an increasingly competitive environment for the delivery of energy, and should be better able to attract and retain the most qualified employees. The employees of LG&E Energy and KU Energy should also benefit from new opportunities in the expanded organization.

          Production Dispatch Savings: LG&E Energy and KU Energy believe that production dispatch savings will result from the integrated economic dispatch of the LG&E and Kentucky Utilities electric systems. LG&E and Kentucky Utilities currently commit and dispatch their respective systems on an "economic dispatch" basis, that is, each company commits and dispatches its generating system to meet the load in such manner as to minimize production costs. Currently, energy transactions between the companies occur when it is economically beneficial to do so. However, there are differences in incremental cost between the two systems. LG&E Energy will be able to take advantage of these factors by committing and dispatching the lower cost generation from LG&E and Kentucky Utilities to serve the total load of LG&E Energy system at a cost that is lower than the combined cost of the two systems on a stand-alone basis.

          Community Involvement: LG&E Energy will continue to play a strong role in the economic development efforts of the communities LG&E and Kentucky Utilities now serve. The philanthropic and volunteer programs currently maintained by the two companies will be continued.

          (b)  Integrated Public Utility System

     Because Section 2(a)(29) specifies separate definitions for gas and electric systems, the Commission has historically taken the position that gas and electric properties together cannot constitute a single integrated public-utility system./25/ However, Commission authority is equally clear that Section 10(c)(2) does not limit Commission approval to acquisitions resulting in only one integrated system. "[W]e have indicated in the past that acquisitions may be approved even if the combined system will not be a single integrated system.
Section 10(c)(2) requires only that the acquisition tend `towards the economical and the efficient development of an (emphasis in the original) integrated public-utility system.' "/26/

     In this case, the Transaction will tend toward the economical and efficient development of two integrated systems; the combined electric utility system of LG&E and Kentucky Utilities and the stand-alone gas utility system of LG&E.

               (i)  Electric System

          As applied to electric utility companies, the term "integrated public utility system" is defined in Section 2(a)(29)(A) of the Act as:

     a system consisting of one or more units of generating plants and/or transmission lines and/or distributing facilities, whose utility assets, whether owned by one or more electric utility companies, are physically interconnected or capable of physical interconnection and which under normal conditions may be economically

-------------------------------

/25/ See New Century Energies, Inc., supra at 286, citing SEC v. New England
     Electric System, 384 U.S. 176, 178 n.7; In the Matter of Columbia Gas & Electric Corporation, Holding Co. Act Release No. 2477, 8 S.E.C. 443, 462-463 (Jan. 10, 1941) (rejecting an earlier interpretation to the contrary in American Water Works and Electric Company, Inc., 2 S.E.C. 972,
     983 (Dec. 30, 1937)).

/26/ Gaz Metropolitain, Inc., supra note 14 at 192, quoting In the Matter of
     Union Electric Company, Holding Co. Act Release No. 18368, 45 S.E.C. 489, 505 (April 10, 1974), aff'd without op. sub nom. City of Cape Girardeau, Missouri v. S.E.C., 521 F.2d 324 (D.C. Cir. 1975). See also, New Century Energies, supra.

     operated as a single interconnected and coordinated system confined in its operations to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation.

On the basis of this statutory definition, the Commission has established four standards that must be met before the Commission will find that an integrated electric system will result from a proposed acquisition of securities:

     (1) the utility assets of the system are physically interconnected or capable of physical interconnection;

     (2) the utility assets, under normal conditions, may be economically operated as a single interconnected and coordinated system;

     (3) the system must be confined in its operations to a single area or region; and

     (4) the system must not be so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation.

Environmental Action, Inc. v. S.E.C., 895 F.2d 1255, 1263 (9th Cir. 1990) (citing In re Electric Energy, Inc., Holding Co. Act Release No. 35-13781, 38 S.E.C. 658, 668 (Nov. 28, 1958)). The Transaction satisfies all four of these requirements.

     First, LG&E and Kentucky Utilities are already physically interconnected. LG&E and Kentucky Utilities are directly connected through transmission lines that they own, including two 138 Kv transmission lines and two 69 Kv transmission lines. See Exhibit E-2 hereto.

     Second, LG&E and Kentucky Utilities will be economically operated as a single interconnected and coordinated system. The two companies are interconnected by a transmission system which will allow the transfer of power between LG&E and Kentucky Utilities to achieve production cost savings. LG&E and Kentucky Utilities intend to operate as a single system, economically dispatched.

     Because LG&E and Kentucky Utilities currently exchange a significant amount of economy energy, the parties do not believe that anticipated power flows after the Transaction will change significantly from flows prior to the Transaction. Thus, they believe that the anticipated power flows between the companies after the Transaction should not have any adverse effect on the systems of neighboring utilities. Moreover, under FERC's rules governing open access transmission service and under the specific transmission tariffs being filed by LG&E and Kentucky Utilities, there is an obligation to expand constrained facilities if there is a sufficient demand for transmission service to justify doing so.

     For integration purposes under the Act, what is relevant is that: (i) LG&E and Kentucky Utilities will have sufficient internal transmission capacity to accommodate the anticipated transfers between them under central economic dispatch, and will obtain transmission service from neighboring utilities to accommodate any transfers that might exceed the capabilities of its system; and
(ii) the anticipated production cost savings can be achieved without the need for contracting for transmission service with others.

     Third, this single integrated system will operate in a single area or region, the area delineated on Exhibit E-10, covering portions of Kentucky and Virginia. As set forth in Item 3.B.2(a), the Transaction will result in economies and efficiencies for the utilities and, in turn, their customers.

     Fourth, the system is not so large as to impair the advantages of localized management, efficient operations, and the effectiveness of regulation. The Commission's past decisions on "localized management" show that the Transaction fully preserves the advantages of localized management. In these cases, the Commission has evaluated localized management in terms of: (i) responsiveness to local needs, see In the Matter of American Electric Power Co., supra, at 1312 (advantages of localized management evaluated in terms of whether an enlarged system could be "responsive to local needs"), General Public Utilities Corp., Holding Co. Act Release No. 13116, 37 S.E.C. 28, 36 (Mar. 2, 1956) (localized management evaluated in terms of "local problems and matters involving relations with consumers"); (ii) whether management and directors were drawn from local utilities, see Centerior Energy Corp., supra, at 775 (advantages of localized management would not be compromised by the affiliation of two electric utilities under a new holding company because the new holding company's "management [would be] drawn from the present management" of the two utilities); Northeast Utilities, supra, at 1285 (advantages of localized management would be preserved in part because the board of New Hampshire Utility, which was to be acquired by an out-of-state holding company, included "four New Hampshire residents"); (iii) the preservation of corporate identities, see Id. (utilities "will be maintained as separate New Hampshire corporations...[t]herefore the advantages of localized management will be preserved"); Columbia Gas & Electric Corporation, supra, note 23 (benefits of local management maintained where the utility to be added would be a separate subsidiary); and (iv) the ease of communications, see In the Matter of American Electric Power Co. supra, at 1312 (distance of corporate headquarters from local management was a "less important factor in determining what is in the public interest" given the "present-day ease of communication and transportation").

     The Transaction satisfies all of the factors described above. LG&E and Kentucky Utilities will continue to operate through numerous regional offices with local service personnel and line crews available to respond to customers' needs. The new management and Board of Directors of LG&E Energy is expected to be drawn solely from the existing management and boards of LG&E Energy, LG&E, KU Energy and Kentucky Utilities. After the Transaction, LG&E and Kentucky Utilities will maintain their current offices as subsidiary headquarters and as local operating headquarters for the areas they presently serve, while LG&E Energy will maintain the system headquarters. The Merger Agreement provides that Kentucky Utilities will maintain its Lexington headquarters and a substantial presence throughout its service territory in order to conduct the state-wide operations of Kentucky Utilities. Although the location of the corporate headquarters of LG&E Energy will add a modest increase in the distance from people who are served by Kentucky Utilities, this distance is, as noted by the Commission in the American Electric Power case supra, a relatively unimportant factor given the present ease of transportation and communications and the retention of Kentucky Utilities headquarters at its present location. Thus, the Transaction will preserve all the benefits of localized management of LG&E and Kentucky Utilities.

     As described earlier, the system will facilitate efficient operation. Finally, the Transaction will not impair the effectiveness of state regulation. LG&E and Kentucky Utilities will continue their separate existence as before and their utility operations will remain subject to the same regulatory authorities by which they are presently regulated, namely the Kentucky Commission, Virginia Commission and the FERC. All required regulatory approvals for consummation of this Transaction have been obtained.

               (ii)  Gas Utility System

     Section 2(a)(29)(B) defines an "integrated public utility system" as applied to gas utility companies as:

     a system consisting of one or more gas utility companies which are so located and related that substantial economies may be effectuated by being operated as a single coordinated system confined in its operations to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation: Provided, that gas utility companies deriving natural gas from a common source of supply may be deemed to be included in a single area or region.

The LG&E gas utility system will meet the standard set forth in Section 2(a)(29)(B) and, therefore, will satisfy the requirements of Sections 10(c)(1) and (2) and should be approved by the Commission.

     LG&E's gas utility system will operate as a coordinated system confined in its operation to a single area or region covering portions of Kentucky. See Exhibit E-5 hereto. As shown by the maps in Exhibits E-1, E-3 and E-5, there is substantial overlap between the gas service territory of LG&E and the electric service territories of LG&E and KU. Substantially all of the gas customers will be served with electricity by either LG&E or Kentucky Utilities. The system also will not be so large as to impair the advantages of localized management or the effectiveness of regulation. As set forth in Item 3.B.2(b)(i), localized management will be preserved. The centralized functions of LG&E's gas utility business will continue to be managed from Louisville, Kentucky, and the local functions will continue to be handled from several regional offices. Management will, accordingly, remain close to the gas operations, thereby preserving the advantages of local management. As also set forth in Item 3.B.2(b)(i), from a regulatory standpoint, there will be no impairment of regulatory effectiveness. The same regulators currently overseeing the LG&E gas operations (i.e., the Kentucky Commission) will continue to have jurisdiction after the Transaction.

          For all of these reasons, the post-Transaction gas operations satisfy the integration requirements of Section 2(A)(29)(B).

C.   Section 10(f)

     Section 10(f) provides that:

     The Commission shall not approve any acquisition as to which an application is made under this section unless it appears to the satisfaction of the Commission that such State laws as may apply in respect of such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of section 11.

As described below under Item 4, Regulatory Approvals, and as evidenced by the filings before the Kentucky Commission and Virginia Commission, LG&E Energy and KU Energy intend to comply with all applicable state laws related to the Transaction.

D.   Section 3(a)(1)

     LG&E Energy requests that the Commission issue an order under Section 3(a)(1) declaring that LG&E Energy will be exempt from all provisions of the Act except Section 9(a)(2). Section 3(a)(1) of the Act provides that the Commission may issue the above-requested order to a holding company, if:

          such holding company, and every subsidiary company thereof which is a public utility company from which such holding company derives, directly or indirectly, any material part of its income, are [1] predominantly intrastate in character and [2] carry on their business substantially in a single State in which such holding company and every such subsidiary company thereof are organized.

LG&E Energy and each of its material public utility subsidiaries/27/ following the Transaction will be Kentucky corporations operating primarily in Kentucky. LG&E Energy therefore will meet the second part of the Section 3(a)(1) test.


---------------------

/27/ Although EEI will be a subsidiary of LG&E Energy following consummation of the Transaction and is not a Kentucky corporation, it will not be a material public utility subsidiary of LG&E Energy. KU Energy has not in the past derived a material part of its income from EEI (less than 3.5% in each of the last three years) and, on a proforma basis following consummation of the Transaction, EEI will constitute an even smaller part of LG&E Energy's income (on a percentage basis). The conclusion that EEI is not a "material" subsidiary is further supported by the determination in connection with KU Energy's Section 3(a)(1) order, that KU Energy did not derive a material part of its income from EEI. KU Energy Corporation, supra. Neither OVEC nor IKEC will be a "subsidiary" of LG&E Energy following consummation of the Transaction because LG&E Energy's total indirect ownership of OVEC will be only 7.4%.

     With regard to the first part of the test, in determining whether a company's operations are "predominantly intrastate in character," the Commission has primarily examined the amount of utility revenues derived by that entity from out-of-state activities,/28/ but has also considered out-of-state service area, customers, property, generation and sales./29/ While no specific numerical tests have been set as a guide for interpreting the meaning of the term "predominantly" in order to establish eligibility for this exemption, holding companies have claimed exemptions under Section 3(a)(1) pursuant to Rule 2 with disclosed out-of-state utility revenue percentages as high as 22.4% and disclosed out-of-state energy sales as high as 36.3% which exemptions have not been challenged by the Commission./30/ Furthermore, the Commission has issued orders granting exemptions under Section 3(a)(1) to holding companies with out-of-state revenues of up to 9.9%./31/

     In the case of the public utility system to be owned by LG&E Energy following the Transaction, based on financial information for the year ended December 31, 1996, less than 4.0% of the system's consolidated retail utility revenues, none of its retail natural gas sales, and less than 4.0% of its sales of electricity (by kilowatt hour) would be from utility operations outside of Kentucky./32/ Virtually all (99%) of the system's net utility plant (based on book value) and utility customers (based on number of customers) would be located in Kentucky. These amounts are well within the existing range of orders issued by the Commission under Section 3(a)(1)./33/

     As discussed above, the combination of gas and electric properties in the new system in this case will not raise competitive or other public interest concerns. In fact, in its order approving the Transaction the Kentucky Commission found that "the uncontested evidence conclusively demonstrates that LG&E Energy, LG&E and [Kentucky Utilities] possess the


---------------------
/28/ See In the Matter of Commonwealth Edison Co., Holding Co. Act Release No. 8331, 28 S.E.C. 172, 173 (June 30, 1948); Yankee Atomic Electric Co., Holding Co. Act Release No. 13048, 36 S.E.C. 552 (Nov. 25, 1955). The focus of these Section 3(a)(1) orders is on the "predominantly intrastate" requirement of the exemption.

/29/ See In the Matter of Wisconsin Electric Power Co., Holding Co. Act Release No. 8741, 28 S.E.C. 906, 911-13 (Dec. 20, 1948). Again, the focus of this Section 3(a)(1) order is on the "predominantly intrastate" requirement.

/30/ See, e.g., 1983 Form U-3A-2 filed by Diversified Energies (22.4% of 1982 revenues from out-of-state); 1990 Form U-3A-2 filed by Texas-New Mexico Power Company (19.7% of 1989 consolidated revenues from out-of-state, 16.9% of consolidated net utility plant out-of-state and 19% of the consolidated system's total customers out-of-state); 1995 Form U-3A-2 filed by Southwestern Energy Company (parent company of Arkansas Western Gas Co.) (out-of-state retail gas sales of 36.3%).

/31/ See Sierra Pacific Resources, Holding Co. Act Release No. 24566, 40 S.E.C. Docket 103, 114 n. 29 (Jan. 28, 1988).

/32/ For this purpose, utility revenues do not include electric sales by exempt wholesale generators, gas transmission or wholesale revenues, and revenues from other operations that are not "utility" operations within the meaning of Section 2(a)(5) of the Act.

/33/   See supra notes 31 and 32 and accompanying text.

requisite financial, technical and managerial expertise to continue to provide the high quality utility service currently received by customers of LG&E and Kentucky Utilities. Furthermore, the merger is for a proper purpose and is in accordance with the law ...." Accordingly, there is no basis for the Commission to withhold the exemption based on the "unless and except" clause./34/

E.   Section 3(a)(2)

     LG&E Energy requests that the Commission issue an order under Section 3(a)(2) declaring that Kentucky Utilities, as a holding company, will be exempt from all provisions of the Act except Section 9(a)(2). Section 3(a)(2) of the Act provides that the Commission may issue the above-requested order to a holding company if:

          such holding company is predominantly a public-utility company whose operations, as such, do not extend beyond the State in which it is organized and States contiguous thereto.

Following the Transaction, Kentucky Utilities will continue to hold a 20% interest in EEI and, moreover, will continue to be predominantly a public-utility company operating in the Commonwealth of Kentucky, its state of incorporation, as well as the Commonwealth of Virginia and the State of Tennessee which are contiguous to Kentucky. As discussed above, the Transaction is in the public interest and thus there is no basis for the Commission to withhold the exemption under Section 3(a)(2).

Item 4.   Regulatory Approvals

          Set forth below is a summary of the regulatory approvals that LG&E Energy and KU Energy expect to obtain in connection with the Transaction. It is a condition to the consummation of the Transaction that final orders approving the Transaction be obtained from the Commission under the Act and from the various federal and state commissions described below on terms and conditions which would not have, or would not be reasonably likely to have, a material adverse effect on the business, assets, financial condition or results of operations of LG&E or of KU or of LG&E Energy and its prospective subsidiaries taken as a whole or which would be materially inconsistent with the agreements of the parties contained in the Merger Agreement.

A.   Antitrust

     The HSR Act and the rules and regulations thereunder provide that certain transactions (including the Transaction) may not be consummated until certain information has been submitted to the Department of Justice ("DOJ") and Federal Trade Commission ("FTC") and the specified HSR Act waiting period requirements have been satisfied. Each of LG&E Energy and KU Energy submitted its Notification and Report Form and all required information to the DOJ and FTC on February 25, 1998. Accordingly, the HSR Act waiting period should have expired at midnight on March 27, 1998.


---------------------
/34/  See supra notes 20, 31 and 32 and accompanying text.

     The expiration of the HSR Act waiting period does not preclude the Antitrust Division or the FTC from challenging the Transaction on antitrust grounds; however the Applicant believes that the Transaction will not violate Federal antitrust laws. If the Transaction is not consummated within twelve months after the expiration or earlier termination of the initial HSR Act waiting period, LG&E Energy and KU Energy will be required to submit new information to the Antitrust Division and the FTC, and a new HSR Act waiting period would have to expire or be terminated before the Transaction could be consummated.

B.   Federal Power Act

     Section 203 of the Federal Power Act provides that no public utility shall sell or otherwise dispose of its jurisdictional facilities or directly or indirectly merge or consolidate such facilities with those of any other person or acquire any security of any other public utility, without first having obtained authorization from the FERC. On October 9, 1997, an application was filed with the FERC for approval of the Transaction under Section 203 and Part 33 of the FERC's regulations. LG&E and Kentucky Utilities also filed on October 9, 1997, a Power Supply System Agreement, pursuant to which they will jointly dispatch their power supply resources and jointly plan for new generation; a Transmission Coordination Agreement, pursuant to which they will plan and operate their combined transmission facilities as a single integrated system; and a single system Open Access Transmission Tariff.

     On March 27, 1998, the FERC issued its order approving the Transaction without further investigation, noting that LG&E's and KU's participation in the Midwest ISO, discussed at Item 3.A.1(b), coupled with proposed measures, such as ratepayer protection mechanisms, included in the Transaction "will ensure that the merger will not adversely affect competition, rates or regulation." The FERC also accepted without suspension or hearing the proposed Power Supply System Agreement and Transmission Coordination Agreement, each to become effective concurrent with consummation of the Transaction. The FERC accepted the proposed single-system open access transmission tariff, approving its effectiveness upon consummation of the Transaction, subject to hearing and refund regarding the proposed transmission rates.

C.   State Public Utility Regulation

     Applications for approval of the Transaction and related transactions were filed in July 1997 with the Kentucky Commission and the Virginia Commission. As described below, the Kentucky Commission approved the Transaction on September 12, 1997, and the Virginia Commission approved the Transaction on January 20, 1998. A notice filing was made with the Tennessee Authority on October 21, 1997 and acknowledged December 8, 1997.

     The Kentucky Commission and the Virginia Commission must find, in general, that the Transaction is in the public interest. Such commissions may attach such conditions to their approval as they deem to be appropriate or necessary. Kentucky Utilities and LG&E have included a regulatory plan in the filings seeking regulatory approval of the Transaction. The companies proposed that the net non-fuel cost savings expected to result from the Transaction be spread among the shareholders, wholesale requirements customers and the retail electric customers in each state jurisdiction in an equitable manner over a five year period. All fuel savings would be passed on to customers through fuel adjustment clauses. The Kentucky Utilities and LG&E proposal for allocation of these net non-fuel cost savings among each of the state jurisdictions would result in reductions (in the form of surcredits) in retail electric customers' bills in amounts based on 50% of the currently estimated non-fuel cost savings to be achieved as a result of the Transaction, less 50% of the actual costs to achieve such savings (but not in excess of estimated costs to achieve), in each of the five years following effectiveness of the Transaction. Under the plan, customers would be entitled to such reductions (surcredits) whether or not such level of cost savings was actually achieved. In addition, a rate freeze was proposed for five years after consummation of the Transaction, except in the event of an extraordinary circumstance.

     On September 12, 1997 the Kentucky Commission entered an Order (the "Kentucky Order") approving the merger of KU Energy with LG&E Energy and approving, with minor modification, the regulatory plan submitted by the companies. The Kentucky Order requires KU and LG&E to initiate a formal proceeding, no later than midway through the fifth year following the Transaction, to present a plan for sharing with ratepayers the then projected levels of merger savings for periods following the initial five years. The Kentucky Order also requires KU and LG&E to file by September 14, 1998, or the consummation of the Transaction, whichever is later, detailed plans to address any future rate regulations that may be adopted in the state. If either utility elects to remain under traditional rate of return regulation, it must state the reasons and include an analysis and proposals relative to its earnings at that time. Alternatively, the Kentucky Order provides that if either utility elects non-traditional regulation, the reasons for this choice must be disclosed, along with details of a proposal and how it will achieve the Kentucky Commission's goals of providing incentives to utilities and a sharing of resulting benefits with ratepayers. The Kentucky Order further provides that the Kentucky Commission will at that time determine on the basis of the described filings and other information whether changes should be made to the existing regulation of KU and LG&E.

     The Virginia Commission entered an Order (the "Virginia Order") on January 20, 1998 approving the merger of KU Energy with LG&E Energy subject to certain conditions, including among others, the following conditions: (i) that Kentucky Utilities reduce its Virginia jurisdictional retail revenues over the first five years after the merger is consummated by at least $4,122,185, provided that, any additional merger savings shall be provided to Virginia jurisdictional customers proportionately; (ii) that additional merger-related savings may be at issue in any future filings or proceedings addressing rates; (iii) that all merger-related savings shall be recorded above the line for purposes of Kentucky Utilities' filings or other proceedings addressing rates and in connection therewith the costs to achieve the merger shall be amortized over five years;
(iv) that, within 180 days after consummation, Kentucky Utilities shall file a detailed report with the Virginia Commission describing all actual merger-related costs; (v) that the amortized balance of deferred costs to achieve the merger shall be subject to write-off or write-down in the event of over-earnings per an annual earnings test; (vi) that no costs attributable to LG&E's regulatory assets or potential strandable costs will be included in Virginia retail rates, without prior approval of the Virginia Commission; (vii) that no merger-related costs in excess of merger-related savings will be included in Virginia retail rates in any year following the merger; (viii) that Kentucky Utilities shall quantify, in accordance with GAAP, the merger-related costs attributable to the test period used to establish Virginia retail rates and demonstrate that the merger-related savings for the same period exceeds such merger-related costs; (ix) that Kentucky Utilities will not terminate merger-related surcredits at the end of the initial five years of the plan, without prior approval of the Virginia Commission; and (x) that Kentucky Utilities shall file a general rate case with the Virginia Commission no later than nine months prior to the end of the fifth year of the merger to address the future sharing of merger savings with ratepayers. The Virginia Order expresses the opinion "that adequate service and just and reasonable rates will not be impaired or jeopardized by LG&E Energy acquiring [Kentucky Utilities] pursuant to the terms and conditions set forth in the [Merger Agreement] subject to the conditions referenced above."

     Except as set forth above, no other state or local regulatory body or agency and no other Federal commission or agency has jurisdiction over the transactions proposed herein.

Item 5.   Procedure

          On March 6, 1998 the Commission issued and published the requisite notice under Rule 23 with respect to the filing of this Application-Declaration (Release No. 35-26838) and such notice specified a date not later than March 30, 1998, by which comments must be entered. The Commission is respectfully requested to issue its order granting and permitting this Application-Declaration to become effective as soon after March 30, 1998 as practicable.


          It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the proposed Transaction. The Division of Investment Management may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.   Exhibits and Financial Statements

A.   Exhibits

A-1 Amended and Restated Articles of Incorporation of LG&E Energy (filed as Exhibit 3.06 to Form 10-Q of LG&E Energy for the quarter ended March 31, 1996, File No. 1-10568, and incorporated herein by reference)

A-2 Restated Articles of Incorporation of LG&E (filed as Exhibit 3.06 to Form 10-Q of LG&E for the quarter ended September 30, 1996, File No. 2-26720, and incorporated herein by reference)

A-3       Amended and Restated Articles of Incorporation of KU Energy (filed as
          Exhibit 3A to Form 10-K of KU Energy for the year ended December 31, 1992, File No. 1-10944, and incorporated herein by reference)

A-4 Amended and Restated Articles of Incorporation of Kentucky Utilities (filed as Exhibit 4.03 and 4.04 to Form 8-K of Kentucky Utilities, dated July 29, 1996, File No. 1-3464 and incorporated herein by reference)

B-1 Agreement and Plan of Merger (Merger Agreement) (filed as Annex A to Registration Statement No. 333-34219 on Form S-4 and incorporated herein by reference)

B-2 LG&E Energy Stock Option Agreement (filed as Annex B to Registration Statement No. 333-34219 on Form S-4 and incorporated herein by reference)

B-3 KU Energy Stock Option Agreement (filed as Annex C to Registration Statement No. 333-34219 on Form S-4 and incorporated herein by reference)

C-1 Registration Statement of LG&E Energy on Form S-4 (as amended) (filed as Registration Statement No. 333-34219 and incorporated herein by reference)

C-2       Joint Proxy Statement and Prospectus (included in Exhibit C-1)

C-3 Registration Statement of LG&E Energy on Form S-3 relating to the LG&E Energy Dividend Reinvestment Plan (filed as Registration Statement No. 33-56942 and incorporated herein by reference)

D-1.1     Original testimony of Dr. Robert M. Spann to the FERC

D-1.2     Original testimony of Dr. Mark W. Frankena to the FERC

D-1.3 Application of LG&E and Kentucky Utilities before the FERC, and the FERC Order, dated March 27, 1998, approving the Transaction

D-2.1 Application of LG&E and Kentucky Utilities before the Virginia Commission, and the Order of the Virginia Commission, dated January 20, 1998, approving the Transaction

D-3.1     Notice of Kentucky Utilities before the Tennessee Authority

D-4.1     Application of LG&E and Kentucky Utilities before the Kentucky
          Commission

D-4.2 Order of the Kentucky Commission, dated September 12, 1997, approving the Transaction

E-1       Map of electric service area of Kentucky Utilities

E-2 Map showing interconnections of LG&E and Kentucky Utilities (included in Exhibit E-1)

E-3       Map of LG&E electric service area

E-4       Map of LG&E transmission system (included in Exhibit E-3)

E-5       Map of LG&E gas service area

E-6       Map of pro forma combined service area (included in Exhibit E-1)

E-7       Map of Kentucky Utilities transmission system (included in Exhibit E-
          1)

E-8       LG&E Energy corporate chart

E-9       KU Energy corporate chart

E-10      Pro Forma LG&E Energy Corporate Chart

F-1       Preliminary opinion of counsel to LG&E Energy

F-2       Preliminary opinion of counsel to KU Energy

F-3       Past-tense opinion of counsel (to be filed by amendment)

G-1 Opinion of Goldman, Sachs & Co. (filed as Annex G to Registration Statement No. 333-34219 on Form S-4 and incorporated herein by reference)

G-2 Opinion of The Blackstone Group L.P. (filed as Annex F to Registration Statement No. 333-34219 on Form S-4 and incorporated herein by reference)

H-1 Annual Report of LG&E Energy on Form 10-K for the year ended December 31, 1996 (File No. 1-10568 and incorporated herein by reference)

H-2 Annual Report of KU Energy on Form 10-K for the year ended December 31, 1996 (File No. 1-10944 and incorporated herein by reference)

H-3 Annual Report of LG&E on Form 10-K for the year ended December 31, 1996 (File No. 2-26720 and incorporated herein by reference)

H-4 LG&E Energy 1996 Annual Report to Shareholders (File No. 1-10568 and incorporated herein by reference)

H-5 KU Energy 1996 Annual Report to Shareholders (File No. 1-10944 and incorporated herein by reference)

H-6 Annual Report on Form 10-K of Kentucky Utilities for the year ended December 31, 1996 (File No. 1-3464 and incorporated herein by reference)

H-7 Quarterly Report of LG&E Energy on Form 10-Q for the quarter ended March 31, 1997 (File No. 1-10568 and incorporated herein by reference)

H-8 Quarterly Report of LG&E Energy on Form 10-Q for the quarter ended June 30, 1997 (File No. 1-10568 and incorporated herein by reference)

H-9 Quarterly Report of LG&E Energy on Form 10-Q for the quarter ended September 30, 1997 (File No. 1-10568 and incorporated herein by reference)

H-10 Quarterly Report of KU Energy on Form 10-Q for the quarter ended March 31, 1997 (File No. 1-10944 and incorporated herein by reference)

H-11 Quarterly Report of KU Energy on Form 10-Q for the quarter ended June 30, 1997 (File No. 1-10944 and incorporated herein by reference)

H-12 Quarterly Report of KU Energy on Form 10-Q for the quarter ended September 30, 1997 (File No. 1-10944 and incorporated herein by reference)

H-13 Quarterly Report of LG&E on Form 10-Q for the quarter ended March 31, 1997 (File No. 2-26720 and incorporated herein by reference)

H-14 Quarterly Report of LG&E on Form 10-Q for the quarter ended June 30, 1997 (File No. 2-26720 and incorporated herein by reference)

H-15 Quarterly Report of LG&E on Form 10-Q for the quarter ended September 30, 1997 (File No. 2-26720 and incorporated herein by reference)

H-16 Quarterly Report of Kentucky Utilities on Form 10-Q for the quarter ended March 31, 1997 (File No. 1-3464 and incorporated herein by reference)

H-17 Quarterly Report of Kentucky Utilities on Form 10-Q for the quarter ended June 30, 1997 (File No. 1-3464 and incorporated herein by reference)

H-18 Quarterly Report of Kentucky Utilities on Form 10-Q for the quarter ended September 30, 1997 (File No. 1-3464 and incorporated herein by reference)

I-1       Notice of the Transaction

K-1 Resolutions of Kentucky Legislature Supporting Transaction Financial Statements

FS-1 LG&E Energy Unaudited Pro Forma Combined Condensed Balance Sheet as of June 30, 1997 (included in Form 10-Q for the quarter ended June 30, 1997 of LG&E Energy (Exhibit H-8 hereto) at p. 20 and 21)

FS-2 LG&E Energy Unaudited Pro Forma Combined Condensed Statements of Income for the year ended December 31, 1996 (included in Form 10-Q for the quarter ended June 30, 1997 of LG&E Energy (Exhibit H-8 hereto) at
          p. 27)

FS-3 LG&E Energy Consolidated Balance Sheet as of December 31, 1996 (see Annual Report of LG&E Energy on Form 10-K for the year ended December 31, 1996 (Exhibit H-1 hereto) at p. 36)

FS-4 LG&E Energy Corp. Consolidated Statements of Income for its last three fiscal years (see Annual Report of LG&E Energy on Form 10-K for the year ended December 31, 1996 (Exhibit H-1 hereto) at p. 35)

FS-5 KU Energy Consolidated Balance Sheet as of December 31, 1996 (see Annual Report of KU Energy on Form 10-K for the year ended December 31, 1996 (Exhibit H-2 hereto), at p. 244)

FS-6 KU Energy Consolidated Statements of Income for its last three fiscal years (see Annual Report of KU Energy on Form 10-K for the year ended December 31, 1996 (Exhibit H-2 hereto), at p. 242)

FS-7 LG&E Consolidated Balance Sheet as of December 31, 1996 (see Annual Report of LG&E on Form 10-K for the year ended December 31, 1996 (Exhibit H-3 hereto), at p. 26)

FS-8 LG&E Consolidated Statements of Income for its last three fiscal years (see Annual Report of LG&E on Form 10-K for the year ended December 31, 1996 (Exhibit H-3 hereto), at p. 24)

FS-9 Kentucky Utilities Consolidated Balance Sheet as of December 31, 1996 (see Annual Report of Kentucky Utilities on Form 10-K for the year ended December 31, 1996 (Exhibit H-6 hereto), at p. 26)

FS-10 Kentucky Utilities Consolidated Statements of Income for its last three fiscal years (see Annual Report of Kentucky Utilities on Form 10-K for the year ended December 31, 1996 (Exhibit H-6 hereto), at p.
          24)

Item 7.   Information as to Environmental Effects

     The Transaction neither involves "major federal actions" nor "significantly [affects] the quality of the human environment" as those terms are used in Section (2)(C) of the National Environmental Policy Act, 42 U.S.C. S.E.C. 4332. The only federal actions related to the Transaction pertain to the Commission's declaration of the effectiveness of the Registration Statement, the approvals and actions described under Item 4 and Commission approval of this Application-Declaration. Consummation of the Transaction will not result in changes in the operations of LG&E or Kentucky Utilities that would have any impact on the environment. No federal agency is preparing an environmental impact statement with respect to this matter.

                                   SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Amendment No. 3 to its Application-Declaration to be signed on its behalf by the undersigned thereunto duly authorized.
                                    LG&E Energy Corp.

                                    By:  /s/  Victor A. Staffieri
                                         ------------------------

                                         Chief Financial Officer

Date:  March 31, 1998

                               Index of Exhibits

                  EXHIBIT - DESCRIPTION - TRANSMISSION METHOD


Method         Exhibit       Description
of Filing      Number        -----------
---------      ------
               A-1           Amended and Restated Articles of Incorporation of LG&E Energy
                             (filed as Exhibit 3.06 to Form 10-Q of LG&E Energy for
                             the quarter ended March 31, 1996, File No. 1-10568, and
                             incorporated herein by reference)
               A-2           Restated Articles of Incorporation of LG&E (filed as Exhibit 3.06 to Form 10-Q of LG&E for the quarter ended September
                             30, 1996, File No. 2-26720, and incorporated herein by
                             reference)
               A-3           Amended and Restated Articles of Incorporation of KU Energy
                             (filed as Exhibit 3A to Form 10-K of KU Energy for the
                             year ended December 31, 1992, File No. 1-10944, and
                             incorporated herein by reference)
               A-4           Amended and Restated Articles of Incorporation of Kentucky
                             Utilities (filed as Exhibit 4.03 and 4.04 to Form 8-K
                             of Kentucky Utilities, dated July 29, 1996, File No. 1-
                             3464 and incorporated herein by reference)
               B-1           Agreement and Plan of Merger (Merger Agreement) (filed as Annex A to Registration Statement No. 333-34219 on Form S-4 and
                             incorporated herein by reference)
               B-2           LG&E Energy Stock Option Agreement (filed as Annex B to
                             Registration Statement No. 333-34219 on Form S-4 and
                             incorporated herein by reference)
               B-3           KU Energy Stock Option Agreement (filed as Annex C to
                             Registration Statement No. 333-34219 on Form S-4 and
                             incorporated herein by reference)
               C-1           Registration Statement of LG&E Energy on Form S-4 (as amended)
                             (filed as Registration Statement No. 333-34219 and
                             incorporated herein by reference)
               C-2           Joint Proxy Statement and Prospectus (included in Exhibit C-1)
               C-3           Registration Statement of LG&E Energy on Form S-3 relating to the
                             LG&E Energy Dividend Reinvestment Plan (filed as
                             Registration Statement No. 33-56942 and incorporated
                             herein by reference)
               D-1.1         Original testimony of Dr. Robert M. Spann to the FERC
               D-1.2         Original testimony of Dr. Mark W. Frankena to the FERC


Method     Exhibit   Description
of Filing  Number    -----------
---------  ------
P          D-1.3     Application of LG&E and Kentucky Utilities before the FERC, and the FERC Order, dated March 27, 1998, approving the
                     Transaction
           D-2.1     Application of LG&E and Kentucky Utilities before the
                     Virginia Commission, and the Order of the Virginia
                     Commission, dated January 20, 1998, approving the
                     Transaction
           D-3.1     Notice of Kentucky Utilities before the Tennessee Authority
           D-4.1     Application of LG&E and Kentucky Utilities before the
                     Kentucky Commission
           D-4.2     Order of the Kentucky Commission, dated September 12, 1997, approving the Transaction
           ME-1      Map of electric service area of Kentucky Utilities
           ME-2      Map showing interconnections of LG&E and Kentucky Utilities
                     (included in Exhibit E-1)
           E-3       Map of LG&E electric service area
           E-4       Map of LG&E transmission system (included in Exhibit E-3)
           E-5       Map of LG&E gas service area
           E-6       Map of pro forma combined service area (included in Exhibit
                     E-1)
           E-7       Map of Kentucky Utilities transmission system (included in
                     Exhibit E-1)
           E-8       LG&E Energy corporate chart
           E-9       KU Energy corporate chart
           E-10      Pro Forma LG&E Energy Corporate Chart
Electronic F-1       Preliminary opinion of counsel to LG&E Energy
Electronic F-2       Preliminary opinion of counsel to KU Energy
           F-3       Past tense opinion of counsel (to be filed by
                     Amendment)
           G-1       Opinion of Goldman, Sachs & Co. (filed as Annex G to
                     Registration Statement No. 333-34219 on Form S-4 and
                     incorporated herein by reference)
           G-2       Opinion of The Blackstone Group L.P. (filed as Annex F to
                     Registration Statement No. 333-34219 on Form S-4 and
                     incorporated herein by reference)
           H-1       Annual Report of LG&E Energy on Form 10-K for the year
                     ended December 31, 1996 (File No. 1-10568 and incorporated herein by reference)
           H-2       Annual Report of KU Energy on Form 10-K for the year ended
                     December 31, 1996 (File No. 1-10944 and incorporated herein by reference)

Method     Exhibit   Description
of Filing  Number    -----------
---------  ------
           H-3       Annual Report of LG&E on Form 10-K for the year ended
                     December 31, 1996 (File No. 2-26720 and incorporated herein by reference)
           H-4       LG&E Energy 1996 Annual Report to Shareholders (File No.
                     1-10568 and incorporated herein by reference)
           H-5       KU Energy 1996 Annual Report to Shareholders (File No.
                     1-10944 and incorporated herein by reference)
           H-6       Annual Report on Form 10-K of Kentucky Utilities for the
                     year ended December 31, 1996 (File No. 1-3464 and
                     incorporated herein by reference)
           H-7       Quarterly Report of LG&E Energy on Form 10-Q for the
                     quarter ended March 31, 1997 (File No. 1-10568 and
                     incorporated herein by reference)
           H-8       Quarterly Report of LG&E Energy on Form 10-Q for the
                     quarter ended June 30, 1997 (File No. 1-10568 and
                     incorporated herein by reference)
           H-9       Quarterly Report of LG&E Energy on Form 10-Q for the
                     quarter ended September 30, 1997 (File No. 1-10568 and
                     incorporated herein by reference)
           H-10      Quarterly Report of KU Energy on Form 10-Q for the quarter ended March 31, 1997 (File No. 1-10944 and incorporated
                     herein by reference)
           H-11      Quarterly Report of KU Energy on Form 10-Q for the quarter ended June 30, 1997 (File No. 1-10944 and incorporated
                     herein by reference)
           H-12      Quarterly Report of KU Energy on Form 10-Q for the quarter ended September 30, 1997 (File No. 1-10944 and incorporated herein by reference)
           H-13      Quarterly Report of LG&E on Form 10-Q for the quarter ended
                     March 31, 1997 (File No. 2-26720 and incorporated
                     herein by reference)
           H-14      Quarterly Report of LG&E on Form 10-Q for the quarter ended
                     June 30, 1997 (File No. 2-26720 and incorporated herein by reference)
           H-15      Quarterly Report of LG&E on Form 10-Q for the quarter ended
                     September 30, 1997 (File No. 2-26720 and incorporated
                     herein by reference)
           H-16      Quarterly Report of Kentucky Utilities on Form 10-Q for the
                     quarter ended March 31, 1997 (File No. 1-3464 and
                     incorporated herein by reference)
           H-17      Quarterly Report of Kentucky Utilities on Form 10-Q for the
                     quarter ended June 30, 1997 (File No. 1-3464 and
                     incorporated herein by reference)

Method     Exhibit   Description
of Filing  Number    -----------
---------  ------
           H-18      Quarterly Report of Kentucky Utilities on Form 10-Q for the
                     quarter ended September 30, 1997 (File No. 1-3464 and
                     incorporated herein by reference)
           I-1       Notice of the Transaction
           K-1       Resolutions of Kentucky Legislature Supporting Transaction
           FS-1      LG&E Energy Unaudited Pro Forma Combined Condensed Balance
                     Sheet as of June 30, 1997 (included in Form 10-Q for the
                     quarter ended June 30, 1997 of LG&E Energy (Exhibit H-8
                     hereto) at p. 20 and 21)
           FS-2      LG&E Energy Unaudited Pro Forma Combined Condensed
                     Statements of Income for the year ended December 31, 1996
                     (included in Form 10-Q for the quarter ended June 30, 1997 of LG&E Energy (Exhibit H-8 hereto) at p. 27)
           FS-3      LG&E Energy Consolidated Balance Sheet as of December 31,
                     1996 (see Annual Report of LG&E Energy on Form 10-K for the
                     year ended December 31, 1996 (Exhibit H-1 hereto) at p. 36)
           FS-4      LG&E Energy Corp. Consolidated Statements of Income for its
                     last three fiscal years (see Annual Report of LG&E Energy
                     on Form 10-K for the year ended December 31, 1996 (Exhibit
                     H-1 hereto) at p. 35)
           FS-5      KU Energy Consolidated Balance Sheet as of December 31,
                     1996 (see Annual Report of KU Energy on Form 10-K for the
                     year ended December 31, 1996 (Exhibit H-2 hereto), at p.
                     244)
           FS-6      KU Energy Consolidated Statements of Income for its last
                     three fiscal years (see Annual Report of KU Energy on Form
                     10-K for the year ended December 31, 1996 (Exhibit H-2
                     hereto), at p. 242)
           FS-7      LG&E Consolidated Balance Sheet as of December 31, 1996
                     (see Annual Report of LG&E on Form 10-K for the year ended
                     December 31, 1996 (Exhibit H-3 hereto), at p. 26)
           FS-8      LG&E Consolidated Statements of Income for its last three
                     fiscal years (see Annual Report of LG&E on Form 10-K for
                     the year ended December 31, 1996 (Exhibit H-3 hereto), at
                     p. 24)
           FS-9      Kentucky Utilities Consolidated Balance Sheet as of
                     December 31, 1996 (see Annual Report of Kentucky Utilities
                     on Form 10-K for the year ended December 31, 1996 (Exhibit
                     H-6 hereto), at p. 26)

Method     Exhibit   Description
of Filing  Number    -----------
---------  ------
           FS-10     Kentucky Utilities Consolidated Statements of Income for
                     its last three fiscal years (see Annual Report of Kentucky
                     Utilities on Form 10-K for the year ended December 31, 1996
                     (Exhibit H-6 hereto), at p. 24)